As filed with the Securities and Exchange Commission on September 24, 2004

Registration No. 333-118665

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

AMENDMENT NO. 1

TO

FORM S-4

REGISTRATION STATEMENT

Under

THE SECURITIES ACT OF 1933

SUSQUEHANNA BANCSHARES, INC.

(Exact Name of Registrant as Specified in Its Charter)

Pennsylvania	6021	23-2201716
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

26 North Cedar Street

Lititz, Pennsylvania 17543

(717) 626-4721

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

William J. Reuter

Chairman of the Board, President and Chief Executive Officer

Susquehanna Bancshares, Inc.

26 North Cedar Street

Lititz, Pennsylvania 17543

(717) 626-4721

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies of all communications to:

Lawrence H. Berger Morgan, Lewis & Bockius LLP 1701 Market Street Philadelphia, Pennsylvania 19103-2921 (215) 963-5000	Lisa M. Cavage Vice President, Secretary and Counsel 26 North Cedar Street Lititz, Pennsylvania 17543 (717) 626-4721

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.    ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Unit(1)	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee(2)
4.75% Fixed Rate/Floating Rate Subordinated Notes due 2014	$75,000,000	100%	$75,000,000	$9,503

(1)	Estimated solely for the purpose of computing the registration fee in accordance with Rule 457(f)(2) under the Securities Act of 1933, as amended.
(2)	Previously paid.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

PROSPECTUS

EXCHANGE OFFER FOR

$75,000,000

4.75% FIXED RATE/FLOATING RATE SUBORDINATED NOTES DUE 2014

We are offering to exchange an aggregate principal amount of up to $75,000,000 4.75% fixed rate/floating rate subordinated notes due 2014, which have been registered under the Securities Act of 1933, as amended, for a like amount of our outstanding $75,000,000 4.75% fixed rate/floating rate subordinated notes due 2014. When we refer to “exchange notes,” we are referring to the 4.75% fixed rate/floating rate subordinated notes due 2014 registered with the Securities and Exchange Commission. When we refer to “outstanding notes” we are referring to the outstanding 4.75% fixed rate/floating rate subordinated notes due 2014.

The exchange offer will expire at 5:00 p.m., New York City time, on October 28, 2004, unless extended.

Terms of the Exchange Offer

•	We will exchange all outstanding notes that are validly tendered and not withdrawn prior to the expiration of the exchange offer for the exchange notes registered with the Securities and Exchange Commission.

•	You may withdraw tendered outstanding notes at any time prior to the close of business, New York City time, on the last business day before the expiration date of the exchange offer.

•	We believe that the exchange of outstanding notes will not be a taxable event for United States federal income tax purposes, but you should see the section entitled “Certain United States Federal Income Tax Consequences” on page 40 for more information.

•	The terms of the exchange notes are substantially identical to the terms of the outstanding notes, except for certain transfer restrictions and registration rights relating to the outstanding notes, and the exchange notes will not contain provisions relating to the payment of special interest to holders of the outstanding notes under circumstances related to the timing of the exchange offer.

•	We will not receive any proceeds from the exchange offer.

•	There is no existing market for the exchange notes to be issued, and we do not intend to apply for their listing on any securities exchange or automated quotation system.

See the section entitled “ Risk Factors” on page 8 for a discussion of the risks that you should consider prior to tendering your outstanding notes for exchange.

The exchange notes are not deposits or obligations of a bank or savings association and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

Neither the Securities and Exchange Commission nor any state securities commission or regulatory authority has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is September 24, 2004.

You should rely only upon the information contained in, or incorporated into, this prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell the exchange notes in any jurisdiction where the offer or sale is not permitted. You should assume the information appearing in this document is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

This prospectus incorporates important business and financial information about us that is not included in or delivered with this document. See “Where You Can Find More Information” on page ii of this prospectus.

i

WHERE YOU CAN FIND MORE INFORMATION

We file reports and other information with the Securities and Exchange Commission, or SEC. You may read and copy this information at the Public Reference Room of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room.

Copies of these materials can also be obtained by mail at prescribed rates from the Public Reference Room of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549 or by calling the SEC at 1-800-SEC-0330. The SEC maintains a website that contains reports, proxy statements and other information regarding us. The address of the SEC website is http://www.sec.gov.

We have filed with the SEC a registration statement on Form S-4 under the Securities Act of 1933, as amended, or Securities Act, with respect to the exchange notes offered hereby. This prospectus is a part of that registration statement. This prospectus does not contain all the information set forth in the registration statement or in the exhibits to the registration statement, certain portions of which have been omitted as permitted by the rules and regulations of the SEC. For further information with respect to us and the exchange notes offered hereby, reference is made to the registration statement and the exhibits and the financial statements, notes and schedules filed as a part thereof or incorporated by reference therein, which may be inspected in the manner set forth above. Statements made in this prospectus concerning the contents of any documents referred to in this prospectus are not necessarily complete, and in each instance are qualified in all respects by reference to the copy of the document filed as an exhibit to the registration statement.

This prospectus incorporates by reference the documents listed below that we have previously filed with the SEC. The information incorporated by reference in this prospectus as set forth below is considered to be part of this prospectus, and later information contained in this prospectus or filed with the SEC may modify and supersede this information or any information contained in this prospectus. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

•	Annual Report on Form 10-K for the year ended December 31, 2003 as filed with the SEC on March 12, 2004;

•	Quarterly Report on Form l0-Q for the quarter ended March 31, 2004 as filed with the SEC on May 10, 2004;

•	Quarterly Report on Form l0-Q for the quarter ended June 30, 2004 as filed with the SEC on August 9, 2004; and

•	Current Reports on Form 8-K as filed with the SEC on January 30, 2004, April 28, 2004, April 29, 2004, May 4, 2004, June 10, 2004 and August 31, 2004 .

In addition, we also incorporate by reference all future filings that we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, after the date of this prospectus until the expiration of the exchange offer. These documents include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K (other than Current Reports furnished under Form 8-K), as well as proxy statements.

The information incorporated by reference contains information about us and our financial condition and is an important part of this prospectus.

We will provide without charge to each person to whom a copy of this prospectus is delivered upon the written or oral request of such person, a copy of any or all of the documents incorporated by reference (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into the information that this prospectus incorporates). To obtain timely delivery of this information, we must receive your request no later than five (5) business days before the expiration date of the exchange offer.

Requests should be directed to:	Susquehanna Bancshares, Inc. 26 North Cedar Street Lititz, PA 17543 Attention: Gregg M. Lampf Telephone: (717) 625-6305

ii

FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference in this prospectus contain express and implied statements relating to our future financial condition, results of operations, plans, objectives, performance and business, which are considered forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These include statements that relate to, among other things, profitability, liquidity, loan loss reserve adequacy, plans for growth, interest rate sensitivity, market risk, regulatory compliance and financial and other goals. These forward-looking statements are subject to risks, uncertainties and assumptions, including, among other things:

•	adverse changes in our loan and lease portfolios and the resulting credit risk-related losses and expenses;

•	interest rate fluctuations which could increase our cost of funds or decrease our yield on earning assets and therefore reduce our net interest income;

•	continued levels of our loan quality and origination volume;

•	the adequacy of the allowance for loan and lease losses;

•	the loss of certain key officers, which could adversely impact our business;

•	continued relationships with major customers;

•	our inability to continue to grow our business, internally and through acquisition and successful integration of bank and non-bank entities while controlling costs;

•	our inability to successfully integrate any assets, liabilities, customers, systems, employees and management personnel acquired in connection with our merger with Patriot Bank Corp. in June 2004, and inability to realize related revenue synergies and cost savings within the expected time frame, or at all;

•	adverse national and regional economic and business conditions;

•	compliance with laws and regulatory requirements of federal and state agencies;

•	competition from other financial institutions in originating loans, attracting deposits, and providing various financial services that may affect our profitability;

•	the inability to hedge certain risks economically;

•	our ability to effectively implement technology-driven products and services;

•	changes in consumer confidence, spending, and savings habits relative to the bank and non-bank financial services we provide;

•	our ability to pay dividends to our shareholders;

•	changes regarding the terms of the notes and the process for their exchange and transfer;

•	our success in managing the risks involved in the foregoing;

•	other factors, including those matters discussed in the section titled “Risk Factors”; and

•	other risks and uncertainties detailed from time to time in our filings with the SEC.

Although the expectations in the forward-looking statements are based on our current beliefs and expectations, we do not assume responsibility for the accuracy and completeness of such statements. Further, we are under no duty to update any of the forward-looking statements after the date of this prospectus to conform such statements to actual results.

iii

PROSPECTUS SUMMARY

The following summary is qualified in its entirety by the more detailed information, including our financial statements and related notes, included or incorporated by reference in this prospectus. Unless the context otherwise requires, the terms “Susquehanna,” “we,” “us” and “our” refer to Susquehanna Bancshares, Inc. and its subsidiaries, and include the operations of Patriot Bank Corp. and its subsidiaries, referred to herein as Patriot, acquired or assumed pursuant to the merger of Patriot with and into Susquehanna on June 10, 2004.

The Company

Susquehanna, headquartered in Lititz, Pennsylvania, is a financial holding company that provides a wide range of retail and commercial banking and financial services. As of June 30, 2004, we had total assets of $7.3 billion, consolidated net loans and leases of $5.0 billion, deposits of $5.1 billion and shareholders’ equity of $720.0 million.

As a financial holding company with operations in multiple states, our strategy has been to manage our subsidiaries on a local community basis and to allow each subsidiary operating in different markets to retain its name and board of directors. We believe that this strategy differentiates us from other large competitors because it gives our subsidiaries greater flexibility to better serve their markets and increase responsiveness to the needs of local customers. We continue, however, to implement consolidations in selected lines of business, operations and support functions in order to achieve greater economies of scale and cost savings. We also provide our banking subsidiaries guidance in the areas of credit policy and administration, risk assessment, investment advisory administration, strategic planning, investment portfolio management, asset liability management, liquidity management and other financial and administrative services.

On June 10, 2004, we completed our acquisition of Patriot, a $1.0 billion financial services company and the holding company for Patriot Bank. Simultaneously with the merger of Patriot Bank Corp. with and into Susquehanna, Patriot Bank merged with and into our subsidiary bank, Equity Bank, and was renamed as Susquehanna Patriot Bank. The combined bank has $2.1 billion in total assets and operates 36 banking centers in eastern Pennsylvania and southern New Jersey, with headquarters in Marlton, New Jersey. The acquisition of Patriot enhances Susquehanna’s strong presence in Pennsylvania, particularly in the high-growth counties of Berks, Chester, Lehigh, Montgomery and Northhampton.

Our bank subsidiaries operate as an extensive branch network and maintain a strong market presence in our primary markets. As of June 30, 2004, core deposits funded 72.9% of our lending and investing activities. The chart below reflects the total assets, loans and leases and deposits of our banking operations in each of our primary markets as of June 30, 2004:

	Assets	Percent of Total	Loans and Leases	Percent of Total	Deposits	Percent of Total
	(dollars in millions)
Central Pennsylvania	$2,249	32.2%	$1,671	34.6%	$1,708	33.5%
Eastern Pennsylvania and Southern New Jersey	2,030	29.1	1,173	24.3	1,435	28.1
Suburban Baltimore and Central Maryland	1,387	19.9	1,116	23.1	877	17.2
Western Maryland and Southwestern Pennsylvania	1,379	19.8	940	19.4	1,098	21.5
elimination adjustments(1)	(66)	-1.0	(66)	-1.4	(19)	-0.3

Total	$6,979	100.0%	$4,834	100.0%	$5,099	100.0%

(1)	Reflects certain inter-company adjustments.

We are managed with a long-term perspective that includes financial objectives that emphasize loan quality, balance sheet liquidity and earnings stability. Consistent with this approach, we emphasize a low-risk loan portfolio derived from our local markets. In addition, we focus on not having any portion of our business dependent upon a single customer or limited group of customers or a substantial portion of our loans or investments concentrated within a single industry or a group of related industries. Our net charge-offs over the past five years have averaged 0.21% of total average loans and leases.

As of June 30, 2004, our total loans and leases (net of unearned income), in dollars and by percentage, were as follows:

	(dollars in millions)
Commercial, financial and agricultural	$703	14.1%
Real estate – construction	616	12.3
Real estate secured – residential	1,599	32.1
Real estate secured – commercial	1,207	24.2
Consumer	348	7.0
Leases	514	10.3

Total loans and leases	$4,987	100.0%

As of June 30, 2004, our total non-performing assets were $20.2 million or 0.40% of total loans and leases and other real estate owned, and our allowance for loan and lease losses was 1.06% of our total loans and leases and 278.33% of non-performing assets. For the quarter ended June 30, 2004, our net charge-offs were 0.13% of total average loans and leases. Also, as of June 30, 2004, we held $1.4 billion in investment securities with an estimated average life of 5.5 years, including United States Treasuries, United States government agency securities and mortgage-backed securities.

We provide a broad range of banking-related services, including trust and asset management through our subsidiaries, Susquehanna Trust & Investment Company and Valley Forge Asset Management Corp.; comprehensive consumer vehicle financing services through our subsidiary, Boston Service Company, Inc. (t/a Hann Financial Service Corp.); insurance brokerage services through our subsidiary, The Addis Group, LLC; and commercial leasing services through our subsidiary, Susquehanna Patriot Commercial Leasing.

The following table sets forth information, for the quarter ended June 30, 2004, regarding our bank subsidiaries and our non-bank subsidiaries that, as of June 30, 2004, will have annualized revenues in excess of $5.0 million:

Subsidiary	Assets	Percent of Total	Revenues(1)	Percent of Total	Net Income	Percent of Total
	(dollars in thousands)
Central Pennsylvania:
Farmers First Bank	$1,585,001	21.7%	$31,353	20.8%	$9,624	29.7%
First Susquehanna Bank & Trust	351,361	4.8	7,703	5.1	1,618	5.0
WNB Bank	312,781	4.3	8,034	5.3	2,765	8.5

Eastern Pennsylvania and Southern New Jersey:
Susquehanna Patriot Bank	2,030,183	27.8	20,887	13.9	6,521	20.1

Suburban Baltimore and Central Maryland:
Susquehanna Bank	1,387,054	19.0	22,252	14.8	4,975	15.3

Western Maryland and Southwestern Pennsylvania:
Farmers and Merchants Bank & Trust	919,518	12.6	19,813	13.2	4,576	14.1
Citizens Bank of Southern Pennsylvania	257,651	3.5	5,411	3.6	1,443	4.5
First American Bank of Pennsylvania	205,362	2.8	4,197	2.8	954	2.9

Non-Bank Subsidiaries:
Susquehanna Trust & Investment Company	5,552	0.1	5,013	3.3	547	1.7
Valley Forge Asset Management Corp	23,052	0.3	5,980	4.0	1,180	3.6
Boston Service Company, Inc. (t/a Hann Financial Service Corp.)	213,258	2.9	17,205	11.4	2,114	6.5
The Addis Group, LLC	29,354	0.4	4,282	2.8	855	2.6
Susquehanna Patriot Commercial Leasing	100,436	1.4	2,222	1.5	534	1.6
Consolidation adjustments and other non-bank subsidiaries	(110,743)	-1.6	(3,888)	-2.5	(5,282)	-16.1

TOTAL	$7,309,820	100.0%	$150,464	100.0%	$32,424	100.0%

(1)	Revenues equal net interest income and other income.

In addition to our recent acquisition of Patriot, we routinely evaluate, and engage in discussions regarding, possible future acquisitions of other banks and businesses closely related to banking or that are financial in nature, including investment advisory services and insurance brokerage services.

As of June 30, 2004, we had 2,076 full-time and 329 part-time employees.

Susquehanna was incorporated in Pennsylvania in 1982. Our executive offices are located at 26 North Cedar Street, Lititz, Pennsylvania 17543, and our telephone number is (717) 626-4721.

Additional information about us and our subsidiaries is included in documents incorporated by reference in this prospectus. See “Where You Can Find More Information” on page ii.

The Exchange Offer

On May 3, 2004, we completed the private offering of $75 million aggregate principal amount of 4.75% fixed rate/floating rate subordinated notes due 2014 in a transaction exempt from the registration requirements of the Securities Act. Simultaneously with that transaction, we entered into a registration rights agreement with the initial purchasers of the outstanding notes, in which we agreed to deliver this prospectus to you and to complete an exchange offer for the outstanding notes. Below is a summary of the exchange offer.

Terms of the Offer

We are offering to exchange a like amount of exchange notes for the outstanding notes in denominations of $1,000 in principal amount and integral multiples thereof. In order to be exchanged, an outstanding note must be properly tendered and accepted. All outstanding notes that are validly tendered and not withdrawn will be exchanged. As of the date of this prospectus, there are $75 million principal amount of outstanding notes. We will issue exchange notes promptly after the expiration of the exchange offer.

Expiration Time	The exchange offer expires at 5:00 P.M., New York City time, on October 28, 2004, unless extended.

Procedures For Tendering

To tender outstanding notes, you must complete and sign a letter of transmittal in accordance with the instructions contained in it and forward it by mail, facsimile or hand delivery, together with any other documents required by the letter of transmittal, to the exchange agent, either with the outstanding notes to be tendered or in compliance with the specified procedures for guaranteed delivery of outstanding notes. Certain brokers, dealers, commercial banks, trust companies and other nominees may also effect tenders by book-entry transfer. Holders of outstanding notes registered in the name of a broker, dealer, commercial bank, trust company or other nominee are urged to contact such person promptly if they wish to tender outstanding notes pursuant to the exchange offer. See “The Exchange Offer—Procedures for Tendering.” Letters of transmittal and outstanding notes should not be sent to us. Such documents should only be sent to the exchange agent. Questions regarding how to tender outstanding notes and requests for additional information regarding the exchange offer should be directed to the exchange agent. See “The Exchange Offer—Exchange Agent.”

Acceptance of Outstanding Notes For Exchange; Issuance of Exchange Notes

Subject to the conditions stated in “The Exchange Offer—Conditions to the Exchange Offer,” we will accept for exchange any and all outstanding notes which are properly tendered in the exchange offer before the expiration time. The exchange notes will be delivered promptly after the expiration time.

Certain United States Federal Income Tax Consequences

We believe your exchange of outstanding notes for exchange notes to be issued in the exchange offer will not result in any gain or loss to you for United States federal income tax consequences. See “Certain United States Federal Income Tax Consequences.”

Withdrawal Rights	You may withdraw your tender at any time prior to the close of business, New York City time, on the last business day before the expiration date of the exchange offer.

Resales of Exchange Notes

Based on interpretations by the staff of the SEC, as detailed in a series of no-action letters issued to third parties, we believe that the exchange notes would generally be freely transferable by holders after the exchange offer without further registration under the Securities Act if:

•	you acquire the exchange notes in the ordinary course of your business;

•	you have no arrangement or understanding with any person to participate in the distribution of the outstanding notes or exchange notes;

•	you are not an “affiliate” of Susquehanna, as defined in Rule 405 of the Securities Act;

•	you are not a broker-dealer, you are not engaged in, and do not intend to engage in, the distribution of the exchange notes;

•	you are a broker-dealer, you receive exchange notes for your own account in exchange for outstanding notes that were acquired as a result of market-making activities or other trading activities and you deliver a prospectus in connection with any resale of the exchange notes; and

•	you are not acting on behalf of any person who could not truthfully make the foregoing representations.

Each broker-dealer that receives exchange notes for its own account in exchange for outstanding notes, where such outstanding notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such registered notes. See “Plan of Distribution.”

Exchange Agent

J.P. Morgan Trust Company, National Association is serving as the exchange agent in connection with the exchange offer. The address and telephone and facsimile numbers of the exchange agent are listed under the heading “The Exchange Offer—Exchange Agent.”

Use of Proceeds	We will not receive any proceeds from the issuance of exchange notes in the exchange offer.

The Exchange Notes

The terms of the exchange notes and the outstanding notes are identical in all material respects, except:

•	the exchange notes will have been registered under the Securities Act;

•	the exchange notes will not contain certain transfer restrictions and registration rights that relate to the outstanding notes; and

•	the exchange notes will not contain provisions relating to the payment of special interest to the holders of the outstanding notes under the circumstances related to the timing of the exchange offer.

When we refer to “notes” in this prospectus, we are referring to both the outstanding notes and the exchange notes. A brief description of the material terms of the exchange notes follows.

Securities Offered	Up to $75 million of 4.75% Fixed Rate/Floating Rate Subordinated Notes due 2014.

Issuer	Susquehanna Bancshares, Inc.

Maturity Date	May 1, 2014.

Interest

We will pay interest on the notes at a rate of 4.75% per annum from and including May 3, 2004, to but excluding May 1, 2009. We will make these interest payments semi-annually on each May 1 and November 1, beginning on November 1, 2004, through and including May 1, 2009. From and including May 1, 2009, to but excluding the maturity date or date of earlier redemption, we will pay interest on the notes at a rate equal to the then applicable U.S. dollar three month LIBOR rate plus 1.82%. We will make these interest payments quarterly on each February 1, May 1, August 1 and November 1, beginning on August 1, 2009.

Ranking	The notes will be:

•	our unsecured obligations;

•	subordinated in right of payment to all of our senior indebtedness;

•	effectively subordinated to all existing and future debt and all other liabilities of our subsidiaries; and

•	equal in right of payment to all of our other subordinated indebtedness, except our junior subordinated debentures, and effectively subordinated to all existing and future liabilities of our subsidiaries.

As of June 30, 2004, we had the following obligations that are senior to the notes:

•	$5.0 million of certain term notes of our subsidiaries which we guarantee; and

•	approximately $6.4 billion in the aggregate of other debt and liabilities of our subsidiaries, including deposit liabilities, Federal Home Loan Bank borrowings, letters of credit and similar liabilities.

In addition, as of June 30, 2004, we had $125.0 million of outstanding subordinated indebtedness that will rank equally with the notes. See “Description of Notes—Subordination” beginning on page 30.

Redemption

The notes are not redeemable prior to May 1, 2009. The notes will be redeemable in whole or in part at our option, subject to clearance by the Federal Reserve Board, on or after May 1, 2009, at a redemption price of 100% of the principal amount of the notes, plus any accrued but unpaid interest. See “Description of Notes—Redemption” on page 30.

RISK FACTORS

Before tendering outstanding notes in the exchange offer, you should carefully review the information contained elsewhere in this prospectus and should particularly consider the following discussion on the risks involved.

Risks Related to the Exchange Offer

You may have difficulty selling the outstanding notes you do not exchange.

If you do not exchange your outstanding notes for exchange notes in the exchange offer, you will continue to be subject to the restrictions on transfer of your outstanding notes as described in the legend on the global security representing the outstanding notes. There are restrictions on transfer of your outstanding notes because we issued the outstanding notes under an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state securities laws. In general, you may only offer or sell the outstanding notes if they are registered under the Securities Act and applicable state securities laws or offered and sold under an exemption from, or in a transaction not subject to, these requirements. We do not intend to register any outstanding notes not tendered in the exchange offer and, upon consummation of the exchange offer, you will not be entitled to any rights to have your untendered outstanding notes registered under the Securities Act. In addition, the trading market, if any, for the remaining outstanding notes will be adversely affected depending on the extent to which outstanding notes are tendered and accepted in the exchange offer.

You may have difficulty selling the exchange notes because there is no existing trading market for them.

The exchange notes are being offered to the holders of the outstanding notes, which were issued on May 3, 2004 to a small number of institutional investors. There is no existing trading market for the exchange notes. We do not intend to apply for listing or quotation of the exchange notes on any exchange and no one has informed us that they intend to make a market in the exchange notes. Consequently, we do not know the extent to which investor interest will lead to the development of a trading market or how liquid that market might be. As a result, the market price of the exchange notes could be adversely affected.

Broker-dealers may need to comply with the registration and prospectus delivery requirements of the Securities Act.

Any broker-dealer that (1) exchanges its outstanding notes in the exchange offer for the purpose of participating in a distribution of the exchange notes or (2) resells exchange notes that were received by it for its own account in the exchange offer may be deemed to have received restricted notes and may be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction by that broker-dealer. Any profit on the resale of the exchange notes and any commission or concessions received by a broker-dealer may be deemed to be underwriting compensation under the Securities Act.

You may not receive exchange notes in the exchange offer if the exchange offer procedure is not followed.

We will issue the exchange notes in exchange for your outstanding notes only if you tender the outstanding notes and deliver a properly completed and duly executed letter of transmittal and other required documents before expiration of the exchange offer. You should allow sufficient time to ensure timely delivery of the necessary documents. Neither the exchange agent nor we are under any duty to give notification of defects or irregularities with respect to the tenders of outstanding notes for exchange. If you are the beneficial holder of outstanding notes that are registered in the name of your broker, dealer, commercial bank, trust company or other nominee, and you wish to tender in the exchange offer, you should promptly contact the person in whose name your outstanding notes are registered and instruct that person to tender on your behalf.

Risks Relating to Our Business

We may not be able to continue to grow our business, which may adversely impact our results of operations.

Our total assets have grown from approximately $3.5 billion at December 31, 1997, prior to restatements for pooling of interests, to approximately $7.3 billion at June 30, 2004. Our business strategy calls for continued expansion. Our ability to continue to grow depends, in part, upon our ability to open new branch locations, successfully attract deposits, identify favorable loan and investment opportunities and acquire other bank and non-bank entities. In the event that we do not continue to grow, our results of operations could be adversely impacted.

Our ability to grow successfully will depend on whether we can continue to fund this growth while maintaining cost controls and asset quality, as well as on factors beyond our control, such as national and regional economic conditions and interest rate trends. If we are unable to control costs and maintain asset quality, such growth could adversely impact our earnings and financial condition.

If we are unable to successfully integrate our operations or achieve the anticipated cost savings relating to the integration of our operations with those of Patriot, we may experience significant charges to earnings that may adversely affect our stock price, operating results and financial condition.

On June 10, 2004, we completed our acquisition of Patriot and the related transactions contemplated by the merger agreement. We must consolidate and integrate the operations of Patriot with our business. Integration efforts often take a significant amount of time, place a significant strain on our managerial, operational and financial resources and could prove to be more difficult and expensive than we predicted. If we fail to realize the expected benefits from this acquisition, or from acquisitions we may consummate in the future, whether as a result of unidentified risks, integration difficulties, regulatory setbacks or otherwise, our business, results of operations and financial condition could be adversely affected.

Loss of certain of our key officers would adversely affect our business.

Our future operating results are substantially dependent on the continued service of William J. Reuter, our Chairman, President and Chief Executive Officer, Gregory A. Duncan, our Executive Vice President and Chief Operating Officer, and Drew K. Hostetter, our Executive Vice President and Chief Financial Officer. The loss of the services of Mr. Reuter, Mr. Duncan or Mr. Hostetter would have a negative impact on our business because of their expertise and years of industry experience. In addition, the loss of the services of Mr. Reuter would have a negative impact on our business because of his leadership, business development skills and community involvement. We do not maintain key man life insurance on Mr. Reuter, Mr. Duncan or Mr. Hostetter.

Our exposure to credit risk, because we focus on commercial lending, could adversely affect our earnings and financial condition.

There are certain risks inherent in making loans. These risks include interest rate changes over the time period in which loans may be repaid, risks resulting from changes in the economy, risks inherent in dealing with borrowers and, in the case of a loan backed by collateral, risks resulting from uncertainties about the future value of the collateral.

Commercial loans, including commercial real estate, are generally viewed as having a higher credit risk than residential real estate or consumer loans because they usually involve larger loan balances to a single borrower and are more susceptible to a risk of default during an economic downturn. Our consolidated commercial lending operations include commercial, financial and agricultural lending, real estate construction lending and commercial mortgage lending, which comprised 14.1%, 12.4% and 24.2% of our total loan portfolio, respectively, as of June 30, 2004. Construction financing typically involves a higher degree of credit risk than commercial mortgage lending. Risk of loss on a construction loan depends largely on the accuracy of the initial estimate of the property’s value at completion of construction compared to the estimated cost (including interest) of construction. If the estimated property value proves to be inaccurate, the loan may be inadequately collateralized.

Our loan portfolio contains a significant number of commercial real estate, commercial and construction loans, and the deterioration of these loans may cause a significant increase in nonperforming loans. An increase in nonperforming loans could cause an increase in loan charge-offs and a corresponding increase in the provision for loan losses, which could adversely impact our financial condition and results of operations.

If our allowance for loan and lease losses is not sufficient to cover actual loan and lease losses, our earnings would decrease.

In an attempt to mitigate any loan and lease losses that we may incur, we maintain an allowance for loan and lease losses based on, among other things, national and regional economic conditions, historical loss experience and delinquency trends. However, we cannot predict loan and lease losses with certainty, and we cannot assure you that charge-offs in future periods will not exceed the allowance for loan and lease losses. If charge-offs exceed our allowance, our earnings would decrease. In addition, regulatory agencies, as an integral part of their examination process, review our allowance for loan and lease losses and may require additions to the allowance based on their judgment about information available to them at the time of their examination. Factors that require an increase in our allowance for loan and lease losses could reduce our earnings.

Changes in interest rates may adversely affect our earnings and financial condition.

Our net income depends primarily upon our net interest income. Net interest income is income that remains after deducting, from total income generated by earning assets, the interest expense attributable to the acquisition of the funds required to support earning assets. Income from earning assets includes income from loans, investment securities and short-term investments. The amount of interest income is dependent on many factors including the volume of earning assets, the general level of interest rates, the dynamics of the change in interest rates and the levels of nonperforming loans. The cost of funds varies with the amount of funds necessary to support earning assets, the rates paid to attract and hold deposits, rates paid on borrowed funds and the levels of non-interest-bearing demand deposits and equity capital. Due to declining interest rates, our net interest margin decreased to 3.52% for the quarter ended June 30, 2004, compared to a net interest margin of 3.69% for the quarter ended June 30, 2003; and our net interest income increased $2.4 million, from $47.0 million to $49.4 million for the same period.

Different types of assets and liabilities may react differently, and at different times, to changes in market interest rates. We expect that we will periodically experience “gaps” in the interest rate sensitivities of our assets and liabilities. That means either our interest-bearing liabilities will be more sensitive to changes in market interest rates than our interest earning assets, or vice versa. When interest-bearing liabilities mature or reprice more quickly than interest-earning assets, an increase in market rates of interest could reduce our net interest income. Likewise, when interest-earning assets mature or reprice more quickly than interest-bearing liabilities, falling interest rates could reduce our net interest income. We are unable to predict changes in market interest rates, which are affected by many factors beyond our control, including inflation, recession, unemployment, money supply, domestic and international events and changes in the United States and other financial markets. As an asset sensitive financial institution (assets reprice faster than liabilities), further interest rate declines could continue to decrease our net interest margin and net interest income.

We attempt to manage risk from changes in market interest rates, in part, by controlling the mix of interest-rate-sensitive assets and interest-rate-sensitive liabilities. However, interest rate risk management techniques are not exact. A rapid increase or decrease in interest rates could adversely affect our results of operations and financial condition.

Adverse economic and business conditions in our market area may have an adverse effect on our earnings.

Substantially all of our business is with customers located within Pennsylvania, Maryland and New Jersey. Generally, we make loans to small to mid-sized businesses whose success depends on the regional economy. These businesses generally have fewer financial resources in terms of capital or borrowing capacity than larger entities. Adverse economic and business conditions in our market area could reduce our growth rate, affect our borrowers’ ability to repay their loans and, consequently, adversely affect our financial condition and performance. For example, a loss of market confidence in vehicle leasing paper and related residual values could have a negative effect on our vehicle leasing subsidiary’s ability to fund future vehicle lease originations. If this should occur, our vehicle leasing subsidiary’s revenues and earnings would be adversely affected. Additionally, we are required to maintain vehicle liability coverage with regard to vehicle lease securitization transactions. Since vehicles are leased in New York, a vicarious liability state, the ability to maintain our coverage or the premium cost could potentially have a negative impact on us. Further, we place substantial reliance on real estate as collateral for our loan portfolio. A sharp downturn in real estate values in our market area could leave many of our loans inadequately collateralized. If we are required to liquidate the collateral securing a loan to satisfy the debt during a period of reduced real estate values, our earnings could be adversely affected.

Competition from other financial institutions in originating loans, attracting deposits and providing various financial services may adversely affect our profitability.

Our banking subsidiaries face substantial competition in originating loans, both commercial and consumer. This competition comes principally from other banks, savings institutions, mortgage banking companies and other lenders. Many of our competitors enjoy advantages, including greater financial resources and higher lending limits, a wider geographic presence, more accessible branch office locations, the ability to offer a wider array of services or more favorable pricing alternatives, as well as lower origination and operating costs. This competition could reduce our net income by decreasing the number and size of loans that our banking subsidiaries originate and the interest rates they may charge on these loans.

In attracting business and consumer deposits, our banking subsidiaries face substantial competition from other insured depository institutions such as banks, savings institutions and credit unions, as well as institutions offering uninsured investment alternatives, including money market funds. Many of our competitors enjoy advantages, including greater financial resources, more aggressive marketing campaigns and better brand recognition and more branch locations. These competitors may offer higher interest rates than we do, which could decrease the deposits that we attract or require us to increase our rates to retain existing deposits or attract new deposits. Increased deposit competition could adversely affect our ability to generate the funds necessary for lending operations. As a result, we may need to seek other sources of funds that may be more expensive to obtain and could increase our cost of funds.

Our banking and non-banking subsidiaries also compete with non-bank providers of financial services, such as brokerage firms, consumer finance companies, credit unions, insurance companies and governmental organizations which may offer more favorable terms. Some of our non-bank competitors are not subject to the same extensive regulations that govern our banking operations. As a result, such non-bank competitors may have advantages over our banking and non-banking subsidiaries in providing certain products and services. This competition may reduce or limit our margins on banking and non-banking services, reduce our market share and adversely affect our earnings and financial condition.

We continually encounter technological change and may have fewer resources than many of our competitors to continue to invest in technological improvements, which could reduce our ability to effectively compete.

The financial services industry is undergoing rapid technological changes with frequent introduction of new technology-driven products and services. In addition to providing better service to customers, the effective use of technology increases efficiency and enables financial service institutions to reduce costs. Our future success will depend, in part, upon our ability to address the needs of our customers by using technology to provide products and services to enhance customer convenience, as well as to create additional efficiencies in our operations. Some of our competitors have substantially greater resources to invest in technological improvements. There can be no assurance that we will be able to effectively implement new technology-driven products and services, which could reduce our ability to compete effectively.

Government regulation significantly affects our business.

The banking industry is heavily regulated, and such regulations are intended primarily for the protection of depositors and the federal deposit insurance funds, not shareholders. As a financial holding company, we are subject to regulation by the Board of Governors of the Federal Reserve System (“Federal Reserve Board”). Our eight bank subsidiaries, as of June 30, 2004, each have their own federal regulator (the Federal Deposit Insurance Corporation (“FDIC”) or the Federal Reserve Board) and are also subject to regulation by the state banking departments of the state in which they are chartered. These regulations affect lending practices, capital structure, investment practices, dividend policy and growth. In addition, we have non-bank operating subsidiaries from which we derive income. Several of these non-bank subsidiaries engage in providing investment management and insurance brokerage services, which industries are also heavily regulated on both a state and federal level. In addition, changes in laws, regulations and regulatory practices affecting the financial services industry may limit the manner in which we may conduct our business. Such changes may adversely affect us, including our ability to offer new products and services, obtain financing, attract deposits, make loans and leases and achieve satisfactory spreads, and may also result in the imposition of additional costs on our business. As a public company, we are also subject to the corporate governance standards set forth in the recently enacted Sarbanes-Oxley Act of 2002, as well as any applicable rules or regulations promulgated by the SEC or the Nasdaq National Market. Complying with these standards, rules and regulations may impose administrative costs and burdens on us.

SELECTED HISTORICAL FINANCIAL DATA

The following table sets forth selected historical financial data for Susquehanna and its consolidated subsidiaries as of and for the six-month periods ended June 30, 2004 and 2003 and as of and for each of the years in the five-year period ended December 31, 2003. The financial information as of and for the six months ended June 30, 2004 includes the operations of Patriot acquired or assumed pursuant to the merger of Patriot with and into Susquehanna on June 10, 2004. The financial information as of and for the six-month periods ended June 30, 2004 and 2003 has not been audited, and in the opinion of management reflects all adjustments (consisting of only normal recurring adjustments) necessary for the fair presentation of such information. Results for the six-month period ended June 30, 2004 are not necessarily indicative of the operating results that may be expected for any subsequent interim period or for the year ended December 31, 2004, as a whole. All of the consolidated financial information presented below has been derived from and is qualified in its entirety by reference to the more detailed information and financial statements included in the documents incorporated by reference in this prospectus. See “Where You Can Find More Information” on page ii.

	As of / For the Six Months Ended June 30,		As of / For the Year Ended December 31,
	2004	2003	2003	2002	2001	2000	1999
	(dollars in thousands except per share)
Balance Sheet Data:
Assets	$7,309,820	$5,789,330	$5,953,107	$5,544,647	$5,088,954	$4,792,856	$4,804,997
Loans and leases, net of unearned income	4,986,507	3,898,938	4,263,272	3,830,953	3,519,498	3,433,610	3,469,661
Investment securities	1,393,409	1,248,011	988,222	1,126,407	1,021,091	898,604	912,048
Deposits	5,098,931	3,978,476	4,134,467	3,831,315	3,484,331	3,249,013	3,180,520
Borrowings	1,323,616	1,090,024	1,099,403	1,021,194	1,016,845	1,030,812	1,157,025
Shareholders’ equity	719,966	545,869	547,382	533,855	493,536	453,437	415,022

Income Statement Data:
Net interest income	96,036	94,298	187,006	187,240	172,244	164,952	161,560
Provisions for loan and lease losses	3,807	4,880	10,222	10,664	7,310	3,726	11,203
Noninterest income	54,428	50,415	101,750	94,150	84,166	74,010	53,459
Noninterest expense	100,665	93,236	189,430	181,663	167,763	155,581	141,788
Income before taxes	45,992	46,597	89,104	89,063	81,337	79,655	62,028
Net income	32,424	32,385	62,373	61,721	55,716	54,962	43,523
Diluted earnings per share	0.79	0.81	1.56	1.55	1.41	1.40	1.10

Earnings Performance Ratios(1):
Return on average total assets	1.06%	1.17%	1.09%	1.17%	1.14%	1.15%	0.94%
Return on average shareholders’ equity	11.45	12.16	11.58	12.02	11.78	13.01	10.45
Net interest margin	3.55	3.78	3.65	3.96	3.91	3.83	3.82

Asset Quality Ratios(1):
Net loans and leases charged off to average loans and leases	0.13%	0.22%	0.18%	0.23%	0.21%	0.23%	0.18%
Non-performing assets to period-end loans and leases and other real estate owned	0.40	0.72	0.65	0.56	0.55	0.60	0.79
Allowance for loan and lease losses to non-performing loans and leases	278	153	172	218	243	225	195
Allowance for loan and lease losses to total loans and leases	1.06	1.03	1.00	1.04	1.07	1.08	1.28

Capital Ratios:
Average shareholders’ equity to average assets	9.85%	9.43%	9.41%	9.73%	9.72%	8.85%	8.95%
Leverage ratio	8.23	8.56	8.34	8.60	8.68	8.82	9.11
Tier 1 risk-based capital ratio	8.08	10.23	9.55	10.29	10.81	11.18	12.70
Total risk-based capital ratio	11.32	12.71	12.06	13.13	12.53	13.28	15.56

(1)	Returns, net interest margin and charge-off data for the six-month periods ended June 30, 2004 and 2003 are annualized.

CONSOLIDATED RATIOS OF EARNINGS TO FIXED CHARGES

Our ratios of earnings to fixed charges were as follows for the six months ended June 30, 2004 and 2003 and for each of the years in the five-year period ended December 31, 2003:

	As of /For the Six Months Ended June 30,				As of / For the Year Ended December 31,
	2004		2003		2003		2002		2001		2000		1999
Earnings to Fixed Charges:
Excluding Interest on Deposits	3.5	x	3.4	x	3.3	x	2.8	x	2.3	x	2.1	x	1.9	x
Including Interest on Deposits	1.9	x	1.9	x	1.9	x	1.7	x	1.5	x	1.4	x	1.4	x

For purposes of computing the above ratios, earnings represent earnings before income taxes plus fixed charges. Fixed charges, excluding interest on deposits, include interest expense, one third (the proportion deemed representative of the interest factor) of rents, net of income from subleases, and capitalized interest. Fixed charges, including interest on deposits, include the foregoing items plus interest on deposits.

USE OF PROCEEDS

We will not receive proceeds from the issuance of the exchange notes offered hereby. In consideration for issuing the exchange notes in exchange for outstanding notes as described in this prospectus, we will receive outstanding notes of like principal amount. The outstanding notes surrendered in exchange for the exchange notes will be retired and canceled.

CAPITALIZATION

The following table sets forth our consolidated capitalization as of June 30, 2004. The information should be read together with the financial information incorporated by reference in this prospectus. See “Where You Can Find More Information” on page ii. Other than as set forth in this prospectus, including the documents incorporated by reference herein, there has been no material change in our capitalization since June 30, 2004.

As of June 30, 2004
Actual
(dollars in thousands)
Long Term Debt:
Subsidiaries(1):
Term notes due July, 2004	$5,000
Parent:
9.00% Subordinated notes due February, 2005	50,000
6.05% Subordinated notes due November, 2012	75,000
4.75% Fixed Rate/Floating Rate Subordinated notes due May 2014	75,000
Junior subordinated debt	23,515

Total long-term debt	$228,515

Shareholders’ Equity:
Preferred stock, without par value; 5,000,000 shares authorized; no shares issued or outstanding	—
Common stock; $2.00 par value; 100,000,000 authorized; 46,426,114 shares outstanding at June 30, 2004	92,852
Additional paid-in capital	223,719
Retained earnings	418,329
Accumulated other comprehensive loss, net of taxes	(14,934)

Total shareholders’ equity	$719,966

Total long-term debt and shareholders’ equity	$948,481

Capital Ratios:
Leverage ratio	8.23%
Tier 1 risk-based capital ratio	8.08
Total risk-based capital ratio	11.32

(1)	Guaranteed by parent.

REGULATION AND SUPERVISION

General

We are a financial holding company registered with the Federal Reserve Board and are subject to regulation under the Bank Holding Company Act of 1956, as amended. The Bank Holding Company Act requires prior approval of an acquisition of assets or of ownership or control of voting shares of any bank if the acquisition would give us more than 5% of the voting shares of any bank or bank holding company. It also imposes restrictions, summarized below, on the assets or voting shares of non-banking companies that we may acquire.

Our bank subsidiaries are also subject to regulation and supervision. Farmers First Bank, Citizens Bank of Southern Pennsylvania, First Susquehanna Bank & Trust, First American Bank of Pennsylvania and WNB Bank are all Pennsylvania state banks subject to regulation and periodic examination by the Pennsylvania Department of Banking and the Federal Deposit Insurance Corporation. Susquehanna Patriot Bank is a New Jersey state member bank subject to regulation and periodic examination by the New Jersey Department of Banking and Insurance and the Federal Reserve Board. Farmers & Merchants Bank and Trust and Susquehanna Bank are both Maryland state banks subject to regulation and periodic examination by the Division of Financial Regulation of the Maryland Department of Labor, Licensing and Regulation and the FDIC. Susquehanna Trust & Investment Company is a Pennsylvania non-depository trust company subject to regulation and periodic examination by the Pennsylvania Department of Banking. All of our subsidiaries are subject to examination by the Federal Reserve Board even if not otherwise regulated by the Federal Reserve Board, subject to certain conditions in the case of “functionally regulated subsidiaries,” such as broker/dealers and registered investment advisers.

Consistent with the requirements of the Bank Holding Company Act, our only lines of business consist of providing our customers with banking, trust and other financial products and services. These services include commercial banking through our eight subsidiary banks, trust and related services through Susquehanna Trust & Investment Company, consumer vehicle financing through Boston Service Company, Inc. (t/a Hann Financial Service Corp.), equipment leasing services through Susquehanna Patriot Commercial Leasing Company, investment advisory, asset management and brokerage services through Valley Forge Asset Management Corp. and insurance brokerage services through The Addis Group, LLC. Of these activities, commercial banking activities accounted for 80.0% of our gross revenues in 2003 and 84.2% of our gross revenues in 2002.

Regulations governing our bank subsidiaries restrict extensions of credit by such institutions to Susquehanna and, with some exceptions, the other Susquehanna affiliates. For these purposes, extensions of credit include loans and advances to and guarantees and letters of credit on behalf of Susquehanna and such affiliates. These regulations also restrict investments by our bank subsidiaries in the stock or other securities of Susquehanna and the covered affiliates, as well as the acceptance of such stock or other securities as collateral for loans to any borrower, whether or not related to Susquehanna.

Our bank subsidiaries are subject to comprehensive federal and state regulations dealing with a wide variety of subjects, including reserve requirements, loan limitations, restrictions as to interest rates on loans and deposits, restrictions as to dividend payments, requirements governing the establishment of branches and numerous other aspects of their operations. These regulations generally have been adopted to protect depositors and creditors rather than shareholders.

Payment of Dividends

Dividends paid by Susquehanna are provided from dividends paid to us by our subsidiaries. Our ability to pay dividends is largely dependent upon the receipt of dividends from our bank subsidiaries. Both federal and state laws impose restrictions on the ability of these subsidiaries to pay dividends. These include the Pennsylvania Banking Code in the case of Farmers First Bank, Citizens Bank of Southern Pennsylvania, First American Bank of Pennsylvania, First Susquehanna Bank & Trust and WNB Bank, the Financial Institutions

Article of the Annotated Code of Maryland in the case of Farmers & Merchants Bank and Trust and Susquehanna Bank, the Federal Reserve Act and the New Jersey Banking Act of 1948 in the case of Susquehanna Patriot Bank, and the applicable regulations under such laws. The net capital rules of the SEC under the Securities Exchange Act of 1934 also limit the ability of Valley Forge Asset Management Corp. to pay dividends to us. In addition to the specific restrictions, summarized below, the banking and securities regulatory agencies also have broad authority to prohibit otherwise permitted dividends proposed to be made by an institution regulated by them if the agency determines that their distribution would constitute an unsafe or unsound practice.

The Federal Reserve Board has issued policy statements which provide that, as a general matter, insured banks and bank holding companies should pay dividends only out of current operating earnings.

For state-chartered banks which are members of the Federal Reserve System, the approval of the Federal Reserve Board is required for the payment of dividends by the bank subsidiary in any calendar year if the total of all dividends declared by the bank in that calendar year, including the proposed dividend, exceeds the current year’s net income combined with the retained net income for the two preceding calendar years. “Retained net income” for any period means the net income for that period less any common or preferred stock dividends declared in that period. Moreover, no dividends may be paid by such bank in excess of its undivided profits account.

Dividends by a Pennsylvania state-chartered bank may be paid only out of accumulated net earnings and are restricted by the requirement that the bank set aside to a surplus fund each year at least 10% of its net earnings until the bank’s surplus equals the amount of its capital (a requirement presently satisfied in the case of all of our Pennsylvania state bank subsidiaries). Furthermore, a Pennsylvania bank may not pay a dividend if the payment would result in a reduction of the surplus account of the bank.

A Maryland state-chartered bank may pay dividends out of undivided profits or, with the approval of the Maryland Commissioner of Financial Regulation, from surplus in excess of 100% of required capital stock. If, however, the surplus of a Maryland bank is less than 100% of its capital stock, cash dividends may not be paid in excess of 90% of net earnings.

A New Jersey state-chartered bank may pay dividends on its capital stock unless the capital stock of the bank would be impaired after the payment. In addition, the bank must have a capital surplus after payment of the dividend of at least 50% of its capital stock or, if not, the payment would not reduce the surplus of the bank.

Within the regulatory restrictions described above, each of our bank subsidiaries presently has the ability to pay dividends. At June 30, 2004, approximately $82.0 million in the aggregate was available for dividend distributions to us from our bank subsidiaries without regulatory approval. Also, our non-bank subsidiaries at June 30, 2004, had approximately $51.0 million which they could dividend to us without regulatory approval. We expect that cash dividends will continue to be paid by our subsidiaries in the future at levels comparable on a per-share basis with those of prior years.

Capital Adequacy

Under the risk-based capital requirements applicable to them, bank holding companies must maintain a ratio of total capital to risk-weighted assets (including the asset equivalent of certain off-balance sheet activities such as acceptances and letters of credit) of not less than 8% (10% in order to be considered “well-capitalized”). At least 4% out of the total capital (6% to be well-capitalized) must be composed of common stock, related surplus, retained earnings, qualifying perpetual preferred stock and minority interests in the equity accounts of certain consolidated subsidiaries, after deducting goodwill and certain other intangibles (“Tier 1 capital”). The remainder of total capital (“Tier 2 capital”) may consist of perpetual debt securities, mandatory convertible debt securities, hybrid capital instruments and limited amounts of subordinated debt, qualifying preferred stock, allowance for loan and lease losses, and unrealized gains on equity securities.

At June 30, 2004, our Tier 1 capital ratio was 8.08% and our total capital ratio (i.e., Tier 1 plus Tier 2) were was 11.32%.

The Federal Reserve Board has also established minimum leverage ratio guidelines for bank holding companies. These guidelines mandate a minimum leverage ratio of Tier 1 capital to adjusted quarterly average total assets less certain amounts (“leverage amounts”) equal to 3% for bank holding companies meeting certain criteria (including those having the highest regulatory rating). All other banking organizations are generally required to maintain a leverage ratio of at least 3% plus an additional cushion of at least 100 basis points and in some cases more. The Federal Reserve Board’s guidelines also provide that bank holding companies experiencing internal growth or making acquisitions are expected to maintain capital positions substantially above the minimum supervisory levels without significant reliance on intangible assets. Furthermore, the guidelines indicate that the Federal Reserve Board will continue to consider a “tangible Tier 1 leverage ratio” (i.e., after deducting all intangibles) in evaluating proposals for expansion or new activities. The Federal Reserve Board has not advised us of any specific minimum leverage ratio applicable to us. At June 30, 2004, our leverage ratio was 8.23%.

Subordinated debt of the type we are issuing may be included in our Tier 2 capital, up to an amount equal to 50% of our Tier 1 capital. As of June 30, 2004, our Tier 1 capital was $ 505.1 million, meaning that the maximum amount of subordinated debt that can constitute Tier 2 capital is approximately $252.6 million. As of June 30, 2004, we had $150.0 million of subordinated debt outstanding that constituted Tier 2 capital.

Our subsidiary depository institutions are all subject to similar capital standards promulgated by their respective federal regulatory agencies. No such agency has advised any of our subsidiary institutions of any specific minimum leverage ratios applicable to it.

Source of Strength Doctrine

Under Federal Reserve Board policy and regulations, a bank holding company is to serve as a source of financial strength to each of its subsidiary banks and should stand prepared to commit resources to support each of them. Consistent with this policy, the Federal Reserve Board has stated that, as a matter of prudent banking, a bank holding company should generally not maintain a given rate of cash dividends unless its net income available to common shareholders has been sufficient to fully fund the dividends and the prospective rate of earnings retention appears to be consistent with the organization’s capital needs, asset quality and overall financial condition.

Cross Guarantees

Our insured depository institution subsidiaries are also subject to cross-guaranty liability under federal law. This means that if one FDIC-insured depository institution subsidiary of a multi-institution bank holding company such as ours fails or requires FDIC assistance, the FDIC may assess “commonly controlled” depository institutions for the estimated losses suffered by the FDIC. Such liability could have a material adverse effect on the financial condition of any assessed subsidiary institution and on Susquehanna as the common parent. While the FDIC’s cross-guaranty claim is generally junior to the claims of depositors, holders of secured liabilities, general creditors and subordinated creditors, it is generally superior to the claims of shareholders and affiliates.

Prompt Corrective Action

The Federal Deposit Insurance Corporation Improvement Act of 1991, or FDICIA, requires the federal regulators to take prompt corrective action against any undercapitalized institution. FDICIA establishes five capital categories: well-capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized. Well-capitalized institutions significantly exceed the required minimum level for each relevant capital measure. Adequately capitalized institutions include depository institutions that meet the required minimum level for each capital measure. Undercapitalized institutions consist of those that fail to meet the required minimum level for one or more relevant capital measures. Significantly undercapitalized characterizes depository institutions with capital levels significantly below the minimum requirements for any relevant capital measure. Critically undercapitalized refers to depository institutions with minimal capital and at serious risk for government seizure.

Under certain circumstances, a well-capitalized, adequately capitalized or undercapitalized institution may be treated as if the institution were in the next lower capital category. In addition, a depository institution is generally prohibited from making capital distributions, including paying dividends, or paying management fees to a holding company, if the institution would thereafter be undercapitalized. Institutions that are adequately but not well-capitalized cannot accept, renew or roll over brokered deposits except with a waiver from the FDIC and are subject to restrictions on the interest rates that can be paid on such deposits. Undercapitalized institutions may not accept, renew or roll over brokered deposits.

The banking regulatory agencies are permitted or, in certain cases, required to take certain actions with respect to institutions falling within one of the three undercapitalized categories. Depending on the level of an institution’s capital, the agency’s corrective powers include, among other things:

•	prohibiting the payment of principal and interest on subordinated debt;

•	prohibiting the holding company from making distributions without prior regulatory approval;

•	placing limits on asset growth and restrictions on activities;

•	placing additional restrictions on transactions with affiliates;

•	restricting the interest rate the institution may pay on deposits;

•	prohibiting the institution from accepting deposits from correspondent banks; and

•	in the most severe cases, appointing a conservator or receiver for the institution.

A banking institution that is undercapitalized is required to submit a capital restoration plan, and such a plan will not be accepted unless, among other things, the banking institution’s holding company guarantees the plan up to a certain specified amount. Any such guarantee from a depository institution’s holding company is entitled to a priority of payment in bankruptcy. As of June 30, 2004, all of our depository institution subsidiaries exceeded the required capital ratios for classification as “well-capitalized.”

USA Patriot Act of 2001

The USA Patriot Act of 2001, or the Patriot Act, was enacted to strengthen the ability of the United States law enforcement and intelligence communities to combat terrorism. The Patriot Act requires financial institutions, including our bank and broker-dealer subsidiaries, to assist in the prevention, detection and prosecution of money laundering and the financing of terrorism. The Patriot Act establishes standards to be followed by institutions in verifying client identification when accounts are opened and provides rules to promote cooperation among financial institutions, regulators and law enforcement organizations in identifying parties that may be involved in terrorism or money laundering. Although we cannot predict the ultimate impact of the legislation, we believe that the additional cost to us of complying with the Patriot Act and its regulations is not likely to be material.

Regulation of Nonbank Subsidiaries

In addition to Susquehanna Trust & Investment Company, we have four other primary nonbank subsidiaries. Boston Service Company, Inc. (t/a Hann Financial Service Corp.) is organized under the laws of New Jersey. It is regulated by Connecticut as a motor vehicle leasing company, by Delaware as a finance or small loan agency and by New Jersey and Pennsylvania as a sales finance company. Valley Forge Asset Management Corp. is organized under the laws of Pennsylvania. It is registered with the SEC as an investment adviser under the Investment Advisers Act of 1940. It is also a registered broker-dealer and is a member of the National Association of Securities Dealers, or the NASD. It is also licensed with the securities commissions of various states. The Addis Group, LLC is organized under the laws of Pennsylvania. It is licensed with the Pennsylvania Insurance Commissioner and the insurance commissioners of 26 other states. Susquehanna Patriot Commercial Leasing Company is organized under the laws of Pennsylvania and is registered to do business in various states.

Privacy

Title V of the Gramm-Leach-Bliley Act, or the GLB Act, is intended to increase the level of privacy protection afforded to customers of financial institutions, including customers of the securities and insurance affiliates of such institutions, partly in recognition of the increased cross-marketing opportunities created by the GLB Act’s elimination of many of the boundaries previously separating various segments of the financial services industry. Among other things, these provisions require institutions to have in place administrative, technical and physical safeguards to ensure the security and confidentiality of customer records and information, to protect against anticipated threats or hazards to the security or integrity of such records and to protect against unauthorized access to or use of such records that could result in substantial harm or inconvenience to a customer. The GLB Act also requires institutions to furnish consumers at the outset of the relationship and annually thereafter written disclosures concerning the institution’s privacy policies.

Future Legislation

Various legislation is from time to time introduced in Congress and state legislatures with respect to the regulation of financial institutions. Such legislation may change banking statutes and our operating environment or that of our subsidiaries in substantial and unpredictable ways. We cannot determine the ultimate effect that potential legislation, if enacted, or any regulations issued to implement it, would have upon our financial condition or results of operations.

THE EXCHANGE OFFER

Purpose and Effect of the Exchange Offer

In connection with the sale of the outstanding notes, we entered into a registration rights agreement with the initial purchasers of the outstanding notes, pursuant to which we agreed to file and to use our reasonable best efforts to cause to be declared effective by the SEC a registration statement with respect to the exchange of the outstanding notes for the exchange notes. We are making the exchange offer to fulfill our contractual obligations under that agreement. A copy of the registration rights agreement has been filed as an exhibit to the registration statement of which this prospectus is a part.

Pursuant to the exchange offer, we will issue the exchange notes in exchange for the outstanding notes. The form and terms of the exchange notes are the same as the form and terms of the outstanding notes, except that the exchange notes (1) will have been registered under the Securities Act and therefore will not be subject to certain restrictions on transfer applicable to the outstanding notes, (2) will not contain registration rights or provide for any increase in the interest rate related to the obligation to register and (3) will not contain provisions relating to the payment of special interest to the holders of outstanding notes under the circumstances related to the timing of the exchange offer. See “Description of Notes” for more information on the terms of the respective notes and the differences between them.

We are not making the exchange offer to, and will not accept tenders for exchange from, holders of outstanding notes in any jurisdiction in which the exchange offer or the acceptance thereof would not be in compliance with the outstanding notes or blue sky laws of such jurisdiction. Unless the context requires otherwise, the term “holder” with respect to the exchange offer means any person in whose name the outstanding notes are registered on our books or any other person who has obtained a properly completed bond power from the registered holder, or any person whose outstanding notes are held of record by The Depository Trust Company, or DTC, who desires to deliver such outstanding notes by book-entry transfer at DTC.

We make no recommendation to the holders of outstanding notes as to whether to tender or refrain from tendering all or any portion of their outstanding notes pursuant to the exchange offer. In addition, no one has been authorized to make any such recommendation. Holders of outstanding notes must make their own decision whether to tender pursuant to the exchange offer and, if so, the aggregate amount of outstanding notes to tender, after reading this prospectus and the letter of transmittal and consulting with their advisers, if any, based on their own financial position and requirements.

Terms of the Exchange

Upon the terms and conditions described in this prospectus and in the accompanying letter of transmittal, which together constitute the exchange offer, we will accept for exchange outstanding notes that are properly tendered at or before the expiration time and not withdrawn as permitted below. As of the date of this prospectus, $75 million aggregate principal amount of the outstanding notes is outstanding. This prospectus, together with the letter of transmittal, is first being sent on or about September 28, 2004 to all holders of outstanding notes known to us. Outstanding notes tendered in the exchange offer must be in denominations of principal amount of $1,000 and any integral multiple thereof.

Our acceptance of the tender of outstanding notes by a tendering holder will form a binding agreement between the tendering holder and us upon the terms and subject to the conditions provided in this prospectus and in the accompanying letter of transmittal.

Expiration, Extension and Amendment

The expiration time of the exchange offer is 5:00 P.M., New York City time, on October 28, 2004. However, we may, in our sole discretion, extend the period of time for which the exchange offer is open and set a later expiration date. The term “expiration time” as used herein means the latest time and date to which we extend the exchange offer. If we decide to extend the exchange offer period, we will then delay acceptance of any outstanding notes by giving oral or written notice of an extension to the holders of outstanding notes as described below. During any extension period, all outstanding notes previously tendered will remain subject to the exchange offer and may be accepted for exchange by us. Any outstanding notes not accepted for exchange will be returned to the tendering holder after the expiration or termination of the exchange offer.

Our obligation to accept outstanding notes for exchange in the exchange offer is subject to the conditions described below under “—Conditions to the Exchange Offer.” We may decide to waive any of the conditions in our discretion. Furthermore, we reserve the right to amend or terminate the exchange offer, and not to accept for exchange any outstanding notes not previously accepted for exchange, upon the occurrence of any of the conditions of the exchange offer specified below under the same heading. We will give oral or written notice of any extension, amendment, non-acceptance or termination to the holders of the outstanding notes as promptly as practicable. If we materially change the terms of the exchange offer, we will resolicit tenders of the outstanding notes, file a post-effective amendment to the prospectus and provide notice to you. If the change is made less than five business days before the expiration of the exchange offer, we will extend the offer so that the you have at least five business days to tender or withdraw. We will notify you of any extension by means of a press release or other public announcement no later than 9:00 a.m., New York City time, on the first business day after the previously scheduled expiration time.

Procedures for Tendering

Valid Tender

Except as described below, a tendering holder must, prior to the expiration time, transmit to J.P. Morgan Trust Company, National Association, the exchange agent, at the address listed under the heading “—Exchange Agent”:

•	a properly completed and duly executed letter of transmittal, including all other documents required by the letter of transmittal; or

•	if outstanding notes are tendered in accordance with the book-entry procedures listed below, an agent’s message.

In addition, you must:

•	deliver certificates, if any, for the outstanding notes to the exchange agent at or before the expiration time; or

•	deliver a timely confirmation of book-entry transfer of the outstanding notes into the exchange agent’s account at DTC, the book-entry transfer facility, along with the letter of transmittal or an agent’s message; or

•	comply with the guaranteed delivery procedures described below.

The term “agent’s message” means a message, transmitted by DTC to and received by the exchange agent and forming a part of a book-entry confirmation, that states that DTC has received an express acknowledgment that the tendering holder agrees to be bound by the letter of transmittal and that we may enforce the letter of transmittal against this holder.

If the letter of transmittal is signed by a person other than the registered holder of outstanding notes, the letter of transmittal must be accompanied by a written instrument of transfer or exchange in satisfactory form duly executed by the registered holder with the signature guaranteed by an eligible institution. The outstanding notes must be endorsed or accompanied by appropriate powers of attorney. In either case, the outstanding notes must be signed exactly as the name of any registered holder appears on the outstanding notes.

If the letter of transmittal or any outstanding notes or powers of attorney are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, these persons should so indicate when signing. Unless waived by us, proper evidence satisfactory to us of their authority to so act must be submitted.

By tendering, each holder will represent to us that, among other things, the exchange notes are being acquired in the ordinary course of business of the person receiving the exchange notes, whether or not that person is the holder and neither the holder nor the other person has any arrangement or understanding with any person to participate in the distribution of the exchange notes. In the case of a holder that is not a broker-dealer, that holder, by tendering, will also represent to us that the holder is not engaged in and does not intend to engage in a distribution of the exchange notes.

The method of delivery of outstanding notes, letters of transmittal and all other required documents is at your election and risk. If the delivery is by mail, we recommend that you use registered mail, properly insured, with return receipt requested. In all cases, you should allow sufficient time to assure timely delivery. You should not send letters of transmittal or outstanding notes to us.

If you are a beneficial owner whose outstanding notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, and wish to tender, you should promptly instruct the registered holder to tender on your behalf. Any registered holder that is a participant in DTC’s book-entry transfer facility system may make book-entry delivery of the outstanding notes by causing DTC to transfer the outstanding notes into the exchange agent’s account.

Signature Guarantees

Signatures on a letter of transmittal or a notice of withdrawal must be guaranteed, unless the outstanding notes surrendered for exchange are tendered:

•	by a registered holder of the outstanding notes who has not completed the box entitled “Special Issuance Instructions” or “Special Delivery Instructions” on the letter of transmittal, or

•	for the account of an “eligible institution.”

If signatures on a letter of transmittal or a notice of withdrawal are required to be guaranteed, the guarantees must be by an “eligible institution.” An “eligible institution” is a financial institution, including most banks, savings and loan associations and brokerage houses, that is a participant in the Securities Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Program or the Stock Exchanges Medallion Program.

Book-Entry Transfer

The exchange agent will make a request to establish an account for the outstanding notes at DTC for purposes of the exchange offer within two business days after the date of this prospectus. Any financial institution that is a participant in DTC’s systems must make book-entry delivery of outstanding notes by causing DTC to transfer those outstanding notes into the exchange agent’s account at DTC in accordance with DTC’s procedure for transfer. The participant should transmit its acceptance to DTC at or prior to the expiration time or comply with the guaranteed delivery procedures described below. DTC will verify this acceptance, execute a book-entry transfer of the tendered outstanding notes into the exchange agent’s account at DTC and then send to the exchange agent confirmation of this book-entry transfer. The confirmation of this book-entry transfer will include an agent’s message confirming that DTC has received an express acknowledgment from this participant that this participant has received and agrees to be bound by the letter of transmittal and that we may enforce the letter of transmittal against this participant.

Delivery of exchange notes issued in the exchange offer may be effected through book-entry transfer at DTC. However, the letter of transmittal or facsimile of it or an agent’s message, with any required signature guarantees and any other required documents, must:

•	be transmitted to and received by the exchange agent at the address listed under “—Exchange Agent” at or prior to the expiration time; or

•	comply with the guaranteed delivery procedures described below.

Delivery of documents to DTC in accordance with DTC’s procedures does not constitute delivery to the exchange agent.

Guaranteed Delivery

If a registered holder of outstanding notes desires to tender the outstanding notes, and the outstanding notes are not immediately available, or time will not permit the holder’s outstanding notes or other required documents to reach the exchange agent before the expiration time, or the procedure for book-entry transfer described above cannot be completed on a timely basis, a tender may nonetheless be made if:

•	the tender is made through an eligible institution;

•	prior to the expiration time, the exchange agent received from an eligible institution a properly completed and duly executed notice of guaranteed delivery, substantially in the form provided by us, by facsimile transmission, mail or hand delivery:

•	stating the name and address of the holder of outstanding notes and the amount of outstanding notes tendered,

•	stating that the tender is being made, and

•	guaranteeing that within three New York Stock Exchange trading days after the expiration time, the certificates for all physically tendered outstanding notes, in proper form for transfer, or a book-entry confirmation, as the case may be, and a properly completed and duly executed letter of transmittal, or an agent’s message, and any other documents required by the letter of transmittal will be deposited by the eligible institution with the exchange agent; and

•	the certificates for all physically tendered outstanding notes, in proper form for transfer, or a book-entry confirmation, as the case may be, and a properly completed and duly executed letter of transmittal, or an agent’s message, and all other documents required by the letter of transmittal, are received by the exchange agent within three New York Stock Exchange trading days after the expiration time.

Determination of Validity

We will determine in our sole discretion all questions as to the validity, form and eligibility of outstanding notes tendered for exchange. This discretion extends to the determination of all questions concerning the timing of receipts and acceptance of tenders. These determinations will be final and binding. We reserve the right to reject any particular outstanding notes not properly tendered or of which our acceptance might, in our judgment or our counsel’s judgment, be unlawful. We also reserve the right to waive any defects or irregularities or conditions of the exchange offer as to any particular outstanding notes either before or after the expiration time, including the right to waive the ineligibility of any tendering holder. Our interpretation of the terms and conditions of the exchange offer as to any particular outstanding notes either before or after the expiration time, including the letter of transmittal and the instructions to the letter of transmittal, shall be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of outstanding notes must be cured within a reasonable period of time.

Neither we, the exchange agent nor any other person will be under any duty to give notification of any defect or irregularity in any tender of outstanding notes. Moreover, neither we, the exchange agent nor any other person will incur any liability for failing to give notification of any defect or irregularity.

Acceptance of Outstanding Notes for Exchange; Issuance of Exchange Notes

Upon the terms and subject to the conditions of the exchange offer, we will accept, promptly after the expiration time, all outstanding notes properly tendered. We will issue the exchange notes promptly after acceptance of the outstanding notes. For purposes of the exchange offer, we will be deemed to have accepted properly tendered outstanding notes for exchange when, as and if we have given oral or written notice to the exchange agent, with prompt written confirmation of any oral notice.

In all cases, issuance of exchange notes for outstanding notes will be made only after timely receipt by the exchange agent of:

•	certificates for the outstanding notes, or a timely book-entry confirmation of the outstanding notes, into the exchange agent’s account at the book-entry transfer facility;

•	a properly completed and duly executed letter of transmittal or an agent’s message; and

•	all other required documents.

Unaccepted or non-exchanged outstanding notes will be returned without expense to the tendering holder of the outstanding notes. In the case of outstanding notes tendered by book-entry transfer in accordance with the book-entry procedures described above, the non-exchanged outstanding notes will be credited to an account maintained with DTC as promptly as practicable after the expiration or termination of the exchange offer. For each outstanding note accepted for exchange, the holder of the outstanding note will receive an exchange note having a principal amount equal to that of the surrendered outstanding note.

Interest Payments on the Exchange Notes

The exchange notes will bear interest from the most recent date to which interest has been paid on the outstanding notes exchanged therefor or, if no interest has been paid on such outstanding notes, from May 3, 2004. Accordingly, registered holders of exchange notes on the relevant record date for the first interest payment date following the consummation of the exchange offer will receive interest accruing from the most recent date on which interest has been paid or, if no interest has been paid, from May 3, 2004. Outstanding notes accepted for exchange will cease to accrue interest from and after the date of consummation of the exchange offer. Holders of outstanding notes whose outstanding notes are accepted for exchange will not receive any payment in respect of accrued interest on such outstanding notes otherwise payable on any interest payment date the record date for which occurs on or after consummation of the exchange offer.

Withdrawal Rights

Tenders of outstanding notes may be withdrawn at any time prior to the close of business, New York City time, on the last business day before the expiration date of the exchange offer.

For a withdrawal to be effective, the exchange agent must receive a written notice of withdrawal at the address or, in the case of eligible institutions, at the facsimile number, indicated under “—Exchange Agent” prior to the close of business, New York City time, on the last business day before the expiration date of the exchange offer. Any notice of withdrawal must:

•	specify the name of the person, referred to as the depositor, having tendered the outstanding notes to be withdrawn;

•	identify the outstanding notes to be withdrawn, including the certificate number or numbers and principal amount of the outstanding notes;

•	contain a statement that the holder is withdrawing its election to have the outstanding notes exchanged;

•	be signed by the holder in the same manner as the original signature on the letter of transmittal by which the outstanding notes were tendered, including any required signature guarantees, or be accompanied by documents of transfer to have the trustee with respect to the outstanding notes register the transfer of the outstanding notes in the name of the person withdrawing the tender; and

•	specify the name in which the outstanding notes are registered, if different from that of the depositor.

If certificates for outstanding notes have been delivered or otherwise identified to the exchange agent, then, prior to the release of these certificates the withdrawing holder must also submit the serial numbers of the particular certificates to be withdrawn and signed notice of withdrawal with signatures guaranteed by an eligible institution, unless the holder is an eligible institution. If outstanding notes have been tendered in accordance with the procedure for book-entry transfer described above, any notice of withdrawal must specify the name and number of the account at the book-entry transfer facility to be credited with the withdrawn outstanding notes.

Any outstanding notes properly withdrawn will be deemed not to have been validly tendered for exchange. Exchange notes will not be issued in exchange unless the outstanding notes so withdrawn are validly re-tendered. Properly withdrawn outstanding notes may be re-tendered by following the procedures described under “—Procedures for Tendering” above at any time at or before the expiration time.

We will determine all questions as to the validity, form and eligibility, including time of receipt, of notices of withdrawal.

Conditions to the Exchange Offer

Notwithstanding any other provisions of the exchange offer, or any extension of the exchange offer, we will not be required to accept for exchange, or to exchange, any outstanding notes for any exchange notes, and, as described below, may terminate the exchange offer, whether or not any outstanding notes have been accepted for exchange, or may waive any of the conditions to or amend the exchange offer, if any of the following conditions has occurred or exists:

•	the exchange offer, or the making of an exchange by a holder of outstanding notes, violates any applicable law or any applicable interpretation of the staff of the SEC;

•	any action or proceeding shall have been instituted or threatened in any court or by or before any governmental agency with respect to the exchange offer which, in our judgment, would reasonably be expected to impair our ability to proceed with the exchange offer; or

•	the holders of the outstanding notes do not tender their outstanding notes in accordance with the exchange offer.

If we determine in our sole discretion that any of the foregoing events or conditions has occurred or exists, we may, subject to applicable law, terminate the exchange offer, whether or not any outstanding notes have been accepted for exchange, or may waive either such condition or otherwise amend the terms of the exchange offer in any respect. See “—Expiration, Extension and Amendment” above.

Exchange Agent

We have appointed J.P. Morgan Trust Company, National Association as the exchange agent for the exchange offer. Delivery of the letters of transmittal and any other required documents should be directed to the exchange agent as follows:

J.P. Morgan Trust Company, National Association, as Exchange Agent

By Registered or Certified Mail:	By Overnight Courier:	By Hand Before 4:30 p.m.:	By Facsimile Transmission (for Eligible Institutions only):
Institutional Trust Services P.O. Box 2320 Dallas, Texas 75221-2320 Attention: Reorg Department	Institutional Trust Services 2001 Bryan Street, 9th Floor Dallas, Texas 75201 Attention: Reorg Department	Institutional Trust Services 4 NY Plaza, 1st Floor Cics Unit Window New York, New York 10004	(214) 468-6494 Confirm by Telephone: (800) 275-2048

For Information Call: 1-800-275-2048

Delivery of the letter of transmittal to an address other than as set forth above or transmission of such letter of transmittal via facsimile other than as set forth above does not constitute a valid delivery of such letter of transmittal.

Fees and Expenses

The solicitation is being made by mail by J.P. Morgan Trust Company, National Association, as exchange agent. We will pay the exchange agent customary fees for its services, reimburse the exchange agent for its reasonable out-of-pocket expenses incurred in connection with the provision of these services and pay other registration expenses, including fees and expenses of the trustee under the indenture relating to the exchange notes, filing fees, blue sky fees and printing and distribution expenses.

Transfer Taxes

Holders who tender their outstanding notes for exchange will not be obligated to pay any transfer taxes on the exchange. If, however, exchange notes are to be delivered to, or are to be issued in the name of, any person other than the registered holder of the outstanding notes tendered, or if a transfer tax is imposed for any reason other than the exchange of outstanding notes in connection with the exchange offer, then the amount of any such transfer taxes (whether imposed on the registered holder or any other persons) will be payable by the tendering holder. If satisfactory evidence of payment of such taxes or exemption therefrom is not submitted with the letter of transmittal, the amount of such transfer taxes will be billed directly to such tendering holder.

DESCRIPTION OF NOTES

In this “Description of Notes,” unless otherwise indicated, “Susquehanna,” “we,” “us,” and “our” refer only to Susquehanna Bancshares Inc. and not to any of its subsidiaries. When we refer to “notes,” we are referring collectively to the outstanding notes and the exchange notes.

General

The terms of the exchange notes and the outstanding notes are identical in all material respects, except:

•	the exchange notes will have been registered under the Securities Act;

•	the exchange notes will not contain certain transfer restrictions and registration rights that relate to the outstanding notes; and

•	the exchange notes will not contain provisions relating to the payment of special interest to the holders of the outstanding notes under the circumstances related to the timing of the exchange offer.

We issued the outstanding notes and will issue the exchange notes under a supplemental indenture dated as of May 3, 2004 to an indenture dated as of November 4, 2002, between us and J.P. Morgan Trust Company, National Association, as trustee, as the same may be amended or supplemented from time to time. We refer to the supplemental indenture together with the indenture as the “indenture.” By its terms the indenture incorporated certain provisions of the Trust Indenture Act of 1939, as amended, as in effect on the date of the indenture. We urge you to read the indenture because it, and not this description, defines your rights as a holder of the notes.

The following describes the general terms and provisions of the notes. The following description of the notes is not complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the indenture.

The notes constitute a separate series of notes to be issued under the indenture. The outstanding notes were issued only in fully registered form without coupons, in denominations of $100,000 and integral multiples of $1,000 in excess thereof. The exchange notes will be issued in fully registered form without coupons, in denominations of $1,000. We do not intend to apply for listing of the outstanding notes or the exchange notes on any securities exchange or include them in any automated quotation system. Payment of the full principal amount of the notes will be due on May 1, 2014, subject to earlier redemption. See “—Redemption.”

The notes are unsecured obligations of ours and will rank junior to our secured obligations and senior indebtedness (as defined below), and equally with our other unsecured subordinated indebtedness, including our 9.00% Subordinated Notes due 2005, or the 2005 notes, our 6.05% Subordinated Notes due 2012, or the 2012 notes, and senior to our $23.5 million of junior subordinated debentures, which we assumed in connection with our acquisition of Patriot Bank Corp. on June 10, 2004, or the Junior Subordinated Debt. The notes are not deposits or other obligations of a bank or savings association and are not insured or guaranteed by the FDIC or any other governmental agency.

We are a financial holding company, and we conduct substantially all of our operations through our subsidiaries. As a result, our ability to make payments on the notes will depend primarily upon the receipt of dividends and other distributions from our subsidiaries. There are various regulatory restrictions on the ability of our subsidiary banks to pay dividends or make other payments to us. See “Regulation and Supervision.” In addition, our right to participate in any distribution of assets of any of our subsidiaries upon the subsidiary’s liquidation or otherwise, and thus your ability as a holder of the notes to benefit indirectly from such distribution, will be subject to the prior claims of creditors of that subsidiary (including, in the case of our subsidiary banks, their depositors), except to the extent that we are a creditor of such subsidiary with claims that are recognized. As a result, the notes effectively will be subordinated to all existing and future liabilities and obligations of our subsidiaries, including deposit liabilities.

Interest Payments on the Exchange Notes

We will pay interest on the notes at a rate of 4.75% per annum from and including May 3, 2004, to but excluding May 1, 2009, which we refer to as the “fixed-rate period.” From and including May 1, 2009, to but excluding the maturity date or date of earlier redemption, which we refer to as the “floating-rate period,” we will pay interest on the notes at a rate equal to the then applicable United States dollar three month LIBOR rate plus 1.82%. We will make interest payments in respect of the fixed-rate period semi-annually on May 1 and November 1 of each year, beginning November 1, 2004, through and including May 1, 2009. We will make interest payments in respect of the floating-rate period quarterly on each February 1, May 1, August 1 and November 1, beginning August 1, 2009. Interest will be paid to the person in whose name the note is registered at the close of business on the 15th calendar day preceding the related interest payment date. Interest payable during the fixed-rate period will be computed on the basis of a 360-day year of twelve 30-day months, provided that the amount of interest payable for any partial semi-annual period during the fixed-rate period will be computed on the basis of the actual number of days elapsed during that 180-day period.

During the floating-rate period, the interest rate per annum for the notes will be reset quarterly on the first day of each Interest Reset Period (as defined below) and will be equal to LIBOR (as defined below) plus 1.82%, as determined by the calculation agent. The trustee will initially act as calculation agent. During the floating-rate period, the amount of interest for each day the notes are outstanding, which we refer to as the “daily interest amount,” will be calculated by dividing the interest rate in effect for that day by 360 and multiplying the result by the outstanding principal amount of the notes. The amount of interest to be paid on the notes for each interest period will be calculated by adding the daily interest amounts for each day in the interest period.

Except as described below for the first interest period, on each interest payment date, we will pay interest for the period commencing on and including the immediately preceding interest payment date and ending on and including the day next preceding that interest payment date. We refer to this period as an “interest period.” The first interest period will begin on and include May 3, 2004, and will end on and include November 1, 2004. In the event that an interest payment date is not a business day (as defined below), we will pay interest on the next day that is a business day, with the same force and effect as if made on the interest payment date, and without any interest or other payment with respect to the delay; provided, however, if such interest payment date occurs during the floating-rate period and such next business day is in a different month, then we will pay interest on the business day immediately preceding that interest payment date. If the maturity date or date of earlier redemption falls on a day that is not a business day, the payment of principal and interest, if any, will be made on the next succeeding business day, and no interest shall accrue for the period from and after such date of maturity or date of earlier redemption.

A “business day” means any day other than a Saturday or a Sunday, a legal holiday or a day on which banking institutions in New York, New York, or Pittsburgh, Pennsylvania, are authorized or required by law, regulation or executive order to remain closed.

“LIBOR,” with respect to an Interest Reset Period, means the rate (expressed as a percentage per annum) for deposits in United States dollars for a three month period beginning on the second London Banking Day (as defined below) after the Determination Date (as defined below) that appears on Telerate Page 3750 (as defined below) as of 11:00 A.M., London time, on the Determination Date. If Telerate Page 3750 does not include this rate or is unavailable on the Determination Date, the calculation agent will request the principal London office of each of four major banks in the London interbank market, as selected by the calculation agent, to provide that bank’s offered quotation (expressed as a percentage per annum) as of approximately 11:00 A.M., London time, on the Determination Date to prime banks in the London interbank market for deposits in a Representative Amount (as defined below) in United States dollars for a three month period beginning on the second London Banking Day after the Determination Date. If at least two offered quotations are so provided, LIBOR for the Interest Reset Period will be the arithmetic mean of those quotations. If fewer than two quotations are so provided, the calculation agent will request each of three major banks in New York City, as selected by the calculation agent, to provide that bank’s rate (expressed as a percentage per annum), as of approximately 11:00 A.M., New York City time, on the Determination Date for loans in a Representative Amount in United States dollars to leading European banks for a three month period beginning on the second London Banking Day after the Determination Date. If at least two rates are so provided, LIBOR for the Interest Reset Period will be the arithmetic mean of those rates. If fewer than two rates are so provided, then LIBOR for the Interest Reset Period will be LIBOR in effect with respect to the immediately preceding Interest Reset Period or, in the case of the first Interest Reset Period, 4.75% per annum.

“Determination Date” with respect to an Interest Reset Period means the second London Banking Day preceding the first day of the Interest Reset Period.

“Interest Reset Period” means each period during the floating-rate period from and including an interest payment date to but excluding the next succeeding interest payment date. The first Interest Reset Period will commence on and include May 1, 2009, and end on and include August 1, 2009.

“London Banking Day” means any day on which dealings in United States dollars are transacted or, with respect to any future date, are expected to be transacted in the London interbank market.

“Representative Amount” means a principal amount that is representative for a single transaction in the relevant market at the relevant time.

“Telerate Page 3750” means the display designated as “Page 3750” on the Bridge Telerate Service (or such other page as may replace Page 3750 on that service).

All percentages resulting from any of the above calculations will be rounded, if necessary, to the nearest one hundred-thousandth of a percentage point, with five one-millionths of a percentage point rounded upwards (e.g., 9.876545% (or .09876545) being rounded to 9.87655% (or .0987655)), and all dollar amounts used in or resulting from such calculations will be rounded to the nearest cent (with one-half cent being rounded upwards).

The interest rate on the notes will in no event be higher than the maximum rate permitted by New York law as the same may be modified by United States law of general application.

The calculation agent will, upon the request of the holder of any notes, provide the interest rate then in effect. All calculations of the calculation agent, in the absence of manifest error, shall be conclusive for all purposes and binding on us and holders of the notes. We may appoint a successor calculation agent with the written consent of the trustee, which consent shall not be unreasonably withheld.

Redemption

The notes are not redeemable prior to May 1, 2009. The notes will be redeemable in whole or in part at our option and subject to regulatory clearance, on or after May 1, 2009, on any interest payment date at a redemption price equal to 100% of the principal amount of the notes being redeemed plus accrued but unpaid interest to the date of redemption. Pursuant to the terms of the indenture, notice of redemption will be mailed to the holders of the notes to be redeemed not less than 30 days nor more than 60 days prior to the redemption date. We must obtain clearance from the Federal Reserve Board before redeeming any notes.

No sinking fund is provided for in the notes, which means that the indenture does not require us to redeem or retire the notes periodically.

Subordination

The notes will constitute direct and unsecured obligations of us and will be subordinated in right of payment to all of our “senior indebtedness,” as defined below. This means that, in certain circumstances where we may not be making payments on all our debt obligations as they become due, the holders of all our senior indebtedness will be entitled to receive payment in full of all amounts that are due or will become due on their debt securities before you, as holders of the notes, will be entitled to receive any amounts due with respect to the notes. These circumstances include our making a payment or distributing assets to creditors upon our liquidation, dissolution, winding up or reorganization.

In addition, the notes will be “structurally subordinated” to all indebtedness and other liabilities, including deposits, trade payables and lease obligations, of our subsidiaries. This occurs because our right to receive any assets of any of our subsidiaries upon its liquidation or reorganization, and thus your rights as the holders of the notes to participate in those assets, will be effectively subordinated to the claims of that subsidiary’s creditors, including depositors and trade creditors.

As of June 30, 2004, we had the following obligations that are senior to the notes: $5.0 million of certain term notes of our subsidiaries, which we guarantee; and approximately $6.4 billion in the aggregate of other debt and liabilities of our subsidiaries, including deposit liabilities, Federal Home Loan Bank borrowings, letters of credit and similar liabilities. In addition, as of June 30, 2004, we had $125.0 million of outstanding subordinated indebtedness that will rank equally with the notes and $23.5 million of Junior Subordinated Debt that will rank junior to the notes. The indenture does not limit or prohibit us from incurring additional senior indebtedness or additional indebtedness ranking pari passu with the notes, nor does it prohibit our subsidiaries from incurring additional indebtedness.

“Senior indebtedness” is defined in the indenture as:

•	all of our “indebtedness for money borrowed,” as defined below, whether now outstanding or subsequently created, assumed or incurred, other than (i) the notes, (ii) any obligation ranking on a parity with the notes, including the 2005 notes and the 2012 notes, or (iii) any obligation ranking junior to the notes, including the Junior Subordinated Debt;

•	all of our obligations to make payment or delivery pursuant to the terms of any financial instrument such as (i) securities contracts and foreign currency exchange contracts, (ii) derivative instruments, such as swap agreements (including interest rate and foreign exchange rate swap agreements), cap or floor agreements, interest rate agreements, commodity contracts or options, or (iii) any similar financial instruments or agreements (in each case, other than any such obligation ranking on a parity with the notes or ranking junior to the notes); and

•	any deferrals, renewals or extensions of any such senior indebtedness.

The term “indebtedness for money borrowed” is defined in the indenture as:

•	any of our obligations for, or any obligation guaranteed by us for the repayment of, borrowed money, whether or not evidenced by bonds, debentures, notes or other written instruments; and

•	any deferred obligation for the payment of the purchase price of property or assets (excluding trade accounts payable or accrued liabilities in the ordinary course of business).

The term “ranking junior to the notes” is defined in the indenture to mean any of our obligations which ranks junior to and not equally with or senior to the notes in right of payment upon the occurrence of any insolvency, receivership, conservatorship, reorganization, readjustment of debt, marshalling of assets and liabilities or similar proceedings or any liquidation or winding-up of or relating to us as a whole, whether voluntary or involuntary.

The term “ranking on a parity with the notes” is defined in the indenture to mean any of our obligations which ranks equally with and not senior to the notes in right of payment upon the occurrence of any insolvency, receivership, conservatorship, reorganization, readjustment of debt, marshalling of assets and liabilities or similar proceedings or any liquidation or winding-up of or relating to us as a whole, whether voluntary or involuntary.

We may not make any payment on account of the principal of or interest in respect of the notes if

•	a default in payment with respect to any senior indebtedness has occurred and is continuing, or

•	an event of default with respect to any senior indebtedness permitting the acceleration of the maturity thereof has occurred.

Upon any payment or distribution of assets to creditors upon any insolvency, receivership, conservatorship, reorganization, readjustment of debt, marshalling of assets and liabilities or similar proceedings or any liquidation or winding-up of or relating to us as a whole, whether voluntary or involuntary, the holders of all senior indebtedness will first be entitled to receive payment in full before the holders of the notes will be entitled to receive any payment in respect of the principal of or interest on the notes.

If the holders of notes receive payment and are aware at the time of receiving payment that all senior indebtedness has not been paid in full, then such payment shall be held in trust for the benefit of the holders of senior indebtedness.

By reason of the subordination provisions described above, in the event of our insolvency, holders of the notes may recover less, ratably, than holders of our senior indebtedness.

Events of Default; Limited Rights of Acceleration

The only “events of default” under the indenture with respect to the notes are specified events involving our bankruptcy, insolvency or reorganization. Accordingly, there will be no right of acceleration of the payment of principal of the notes upon a default in the payment of principal or interest on the notes or in the performance of any of our covenants or agreements contained in the notes or in the indenture. However, in the event of a default in the payment of principal or interest, you will have the right to institute a suit directly against us for the collection of such overdue payment, without first instituting suit against the trustee or any other person.

If an event of default occurs and is continuing with respect to the notes, the trustee or the holders of not less than 25% in aggregate principal amount of the outstanding notes may declare the principal amount of all the notes to be due and payable immediately. At any time after the trustee or the holders have accelerated the notes, but before the trustee has obtained a judgment or decree for payment of money due or delivery of the maturity consideration, the holders of a majority in aggregate principal amount of outstanding notes may rescind and annul that acceleration and its consequences, provided that all payments due and payable with respect to the notes, other than those due as a result of acceleration, have been made and all events of default have been remedied or waived.

Defaults and Remedies

The following are “defaults” under the indenture with respect to the notes:

•	any event of default as described above;

•	default in the payment of any principal on the notes when due;

•	default in the payment of any interest on the notes when due, which continues for 30 days; and

•	default in the performance of any other obligation contained in the notes or in the indenture for the benefit of the holders of notes, which continues for 60 days after written notice.

If a default occurs and is continuing under the indenture, the trustee may, in its discretion and subject to certain conditions, seek to enforce its rights and the rights of the holders of the notes by appropriate judicial proceedings, which may include demanding payment of any amounts then due and payable on the notes. The trustee may not accelerate the maturity of the notes upon the occurrence of a default that does not also constitute an “event of default” described above.

The holders of a majority in principal amount of the outstanding notes may waive any default with respect to the notes, except a default:

•	in the payment of any amounts due and payable under the notes; or

•	in an obligation contained in, or a provision of, the indenture which cannot be modified without the consent of each holder of the notes.

The holders of a majority in principal amount of the outstanding notes may direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee with respect to the notes, provided that any direction is not in conflict with any rule of law or the indenture. Subject to the provisions of the indenture relating to the duties of the trustee, before proceeding to exercise any right or power under the indenture at the direction of the holders, the trustee is entitled to receive from those holders reasonable indemnity against the costs, expenses and liabilities that it might incur in complying with any direction.

A holder of notes will have the right to institute a proceeding with respect to the indenture or for any remedy under the indenture with respect to the notes, only if:

•	such holder previously gives to the trustee written notice of a continuing default with respect to the notes;

•	the holders of not less than a majority in aggregate principal amount of the outstanding notes also have made written request and offered the trustee indemnity satisfactory to the trustee to institute that proceeding as trustee;

•	the trustee has failed to institute the proceeding within 60 days after receipt of the request from the holders of notes; and

•	the trustee has not received from the holders of a majority in principal amount of the outstanding notes a direction inconsistent with such request during that 60 day period.

Notwithstanding the foregoing, any holder of a note has the absolute right to institute suit for any defaulted payment after the due date for such payment.

We are required to furnish to the trustee annually a statement as to the performance of our obligations under the indenture and as to any default in that performance.

Modification and Waiver

We and the trustee may amend and modify the indenture with the consent of holders of at least 66 2/3% in outstanding principal amount of the notes affected. However, without the consent of each holder of any notes affected thereby, we may not amend or modify the indenture to:

•	change the stated maturity date of the principal of, or any installment of principal or interest on, any note;

•	reduce the principal amount of, or the rate of interest on, any note;

•	modify the method for calculating interest on the notes;

•	change the place or currency of payment of principal or interest on any note;

•	impair the right to institute suit for the enforcement of any payment or delivery on or with respect to any note;

•	reduce the percentage in principal amount of notes, the consent of whose holders is required to modify or amend the indenture or to waive compliance with certain provisions of the indenture;

•	make any change relating to the subordination of the notes in a manner adverse to the holders of the notes or in a manner adverse to holders of senior indebtedness, unless the holders of senior indebtedness consent to that change under the terms of that senior indebtedness;

•	reduce the redemption price of the notes or change the time at which the notes may be redeemed;

•	reduce the percentage in principal amount of the notes, the consent of whose holders is required to waive any past default; or

•	waive a continuing default or event of default regarding any payment of the notes.

The holders of at least a majority in principal amount of the outstanding notes may waive past defaults under the indenture, except as described under “—Defaults and Remedies.”

We and the trustee may amend and modify the indenture without the consent of any holder for any of the following purposes:

•	to evidence the succession of another person to us;

•	to add to our covenants for the benefit of the holders of all of the notes;

•	to add events or occurrences which will constitute a default or an event of default;

•	to change or eliminate any of the provisions of the indenture, so long as any such change or elimination will become effective only when there is no outstanding security which is entitled to the benefit of that provision;

•	to evidence and provide for the acceptance of appointment by a successor trustee;

•	to cure any ambiguity, to correct or supplement any provision in the indenture or to make any other provisions with respect to matters or questions arising under the indenture, so long as the interests of holders of notes are not adversely affected in any material respect under the indenture;

•	to convey, transfer, assign, mortgage or pledge any property to or with the trustee securing the notes; or

•	to provide for conversion rights of the holders of the notes to enable those holders to convert the notes into other securities.

Consolidation, Merger and Sale of Assets

We may consolidate or merge with or into any other corporation, and we may sell, lease or convey our properties and assets substantially as an entirety to any corporation, provided that:

•	the resulting corporation, if other than us, is a corporation organized and existing under the laws of the United States of America or any United States state and assumes all of our obligations to:

(i) pay the principal of, and interest on, the notes, and

(ii) perform and observe all of our other obligations under the indenture; and

•	we are not, or any successor corporation, as the case may be, is not, immediately after any such transaction, in default under the indenture.

The indenture does not provide for any right of acceleration in the event of a consolidation, merger, sale of all or substantially all of the assets, recapitalization or change in our stock ownership. In addition, the indenture does not contain any provision which would protect the holders of notes against a sudden and dramatic decline in our credit quality resulting from any merger, sale, recapitalization or similar restructuring.

Global Notes and Book-Entry System

We will initially issue the notes in the form of one or more global securities in book-entry form. The notes will be deposited with, or on behalf of, The Depository Trust Company, or DTC, located in the Borough of

Manhattan, The City of New York, and will be registered in the name of Cede & Co., as DTC’s nominee. One or more fully registered global securities will be issued for the notes representing the aggregate principal amount of the notes and will be deposited with or on behalf of DTC.

Any cross-market transfers of the notes will be effected in DTC on behalf of Euroclear (as defined below) or Clearstream Luxembourg (as defined below), as participants in DTC’s system, in accordance with the rules of DTC. However, such cross-market transfers will require delivery of instructions to Euroclear or Clearstream Luxembourg, as the case may be, by the counterparty in such system in accordance with its rules and procedures and within its established deadlines. Euroclear or Clearstream Luxembourg, as the case may be, will, if the transfer meets its settlement requirements, deliver instructions to its respective depository to take action to effect final settlement on its behalf by delivering or receiving the beneficial interests in the applicable global certificate in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Participants of Euroclear or Clearstream Luxembourg may not deliver instructions directly to the depositories for Euroclear or Clearstream Luxembourg, as the case may be.

Because of time zone differences, the securities account of a Euroclear or Clearstream Luxembourg participant purchasing a beneficial interest in a global certificate from a DTC participant will be credited during the securities settlement processing day (which must be a business day for Euroclear or Clearstream Luxembourg, as applicable) immediately following the DTC settlement date. Credit of such transfer of a beneficial interest in a global certificate settled during such processing day will be reported to the applicable Euroclear or Clearstream Luxembourg participant on that day. Cash received in Euroclear or Clearstream Luxembourg as a result of a transfer of a beneficial interest in a global certificate by or through a Euroclear or Clearstream Luxembourg participant to a DTC participant will be received with value on the DTC settlement date but will be available in the applicable Euroclear or Clearstream Luxembourg cash account only as of the business day following settlement in DTC. The information set out below in connection with DTC, Euroclear and Clearstream Luxembourg is subject to any change in or reinterpretation of the rules, regulations and procedures of the clearing systems currently in effect.

The information about each of them set forth below has been obtained from sources that we believe to be reliable, but neither we nor any of the initial purchasers takes any responsibility for the accuracy of the information. Neither we nor any of the initial purchasers will have any responsibility or liability for any aspect of the records relating to, or payments made on account of, interests in the notes held through the facilities of any clearing system or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests. We understand that DTC is:

•	a limited-purpose trust company organized under the New York Banking Law;

•	a “banking organization” within the meaning of the New York Banking Law;

•	a member of the Federal Reserve System;

•	a “clearing corporation” within the meaning of the New York Uniform Commercial Code; and

•	a “clearing agency” registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934.

DTC holds securities that its participants deposit with it. DTC also facilitates the settlement among participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in participants’ accounts, thereby eliminating the need for physical movement of securities certificates. The laws of some jurisdictions may require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and laws may impair the ability to transfer or pledge beneficial interests in the global securities. Direct participants include securities brokers and dealers (including the initial purchasers), banks, trust companies, clearing corporations and certain other organizations.

DTC is owned by a number of its participants and by the New York Stock Exchange, Inc., the American Stock Exchange, LLC and the NASD. Access to DTC’s system is also available to others, known as indirect participants, such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly. The rules applicable to DTC and its participants are on file with the SEC.

So long as DTC, or its nominee, is the registered holder and owner of such global securities, DTC or such nominee, as the case may be, will be considered the sole owner or holder of the notes represented by such global securities for the purposes of receiving payment on the notes, receiving notices and for all other purposes under the indenture and the notes. Except as described in this prospectus, owners of beneficial interests in the global securities will not be entitled to receive physical delivery of notes in definitive form and will not be considered the holders thereof for any purpose under the indenture. Accordingly, each person owning a beneficial interest in the global securities must rely on the procedures of DTC and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, to exercise any rights of a holder under the indenture.

The indenture allows DTC to grant proxies and otherwise authorize participants to give or take any request, demand, authorization, direction, notice, consent, waiver or other action which a holder is entitled to give or take under the indenture. We understand that under existing industry practices, in the event that we request any action of holders or that an owner of a beneficial interest in such global securities desires to give or take any action which a holder is entitled to give or take under the indenture, DTC would authorize the participants holding the relevant beneficial interest to give or take such action, and such participants would authorize beneficial owners owning through such participants to give or take such action or would otherwise act upon the instructions of beneficial owners through them.

We expect that, pursuant to procedures established by DTC, upon the issuance of the global securities, DTC or its nominee will credit, on its book-entry registration and transfer system, the principal amount of notes represented by such global securities to the accounts of participants. The ownership interests of each actual purchaser, commonly known as the beneficial owner, in the global securities is in turn to be recorded on the direct and indirect participants’ records. Beneficial owners will not receive written confirmation from DTC of their purchase, but beneficial owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the direct or indirect participant through which the beneficial owner entered into the transaction. DTC has no knowledge of the actual beneficial owners of the securities issued in the form of global securities. DTC’s records reflect only the identity of the direct participants to whose accounts such securities are credited, which may or may not be the beneficial owners. The direct and indirect participants will remain responsible for keeping account of their holdings on behalf of their customers.

We will make payments of principal of and interest on the notes represented by the global securities registered in the name of and held by DTC or its nominee to DTC or its nominee, as the case may be, as the registered owner and holder of the global securities.

We expect that DTC or its nominee, upon receipt of any payment of principal of or interest on the global securities will credit its participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such global securities as shown on the records of DTC or its nominee. We also expect that payments by direct or indirect participants to owners of beneficial interests in the global securities held through such direct or indirect participants will be governed by standing instructions and customary practices, as is now the case with securities held for customer accounts registered in “street name,” and will be the sole responsibility of such participants and not DTC. Neither we, nor any of our agents or the trustee, will have any responsibility or liability for any aspect of DTC’s records relating to, or payments made on account of, beneficial ownership interests in the global securities representing the notes or for maintaining, supervising or reviewing any of DTC’s records relating to such beneficial ownership interests.

Euroclear was created in 1968 to hold securities for Euroclear participants (as defined below) and to clear and settle transactions between Euroclear participants through simultaneous electronic book-entry delivery against payment, thereby eliminating the need for physical movement of certificates and any risk from lack of simultaneous transfers of securities and cash. Euroclear includes various other services, including securities lending and borrowing and interfaces with domestic markets in several countries. Euroclear is operated by the Euroclear Bank S.A./N.V., or the Euroclear operator, under contract with Euroclear Clearance Systems S.C., a Belgium cooperative corporation, referred to as the cooperative. All operations are conducted by the Euroclear operator, and all Euroclear securities clearance accounts and Euroclear cash accounts are accounts with the Euroclear operator, not the cooperative. The cooperative establishes policy for Euroclear on behalf of Euroclear participants. Euroclear participants include banks (including central banks), securities brokers and dealers and other professional financial intermediaries and may include the initial purchasers (“Euroclear participants”). Indirect access to Euroclear is also available to other firms that clear through or maintain a custodial relationship with a Euroclear participant, either directly or indirectly.

Securities clearance accounts and cash accounts with the Euroclear operator are governed by the Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of the Euroclear System, and applicable Belgian law, collectively referred to as the Euroclear terms and conditions. The Euroclear terms and conditions govern transfers of securities and cash within Euroclear, withdrawals of securities and cash from Euroclear and receipts of payment with respect to securities in Euroclear. All securities in Euroclear are held on a fungible basis without attribution of specific certificates to specific securities clearance accounts. The Euroclear operator acts under the Euroclear terms and conditions only on behalf of Euroclear participants and has no record of or relationship with persons holding through Euroclear participants.

Payments with respect to notes held beneficially through Euroclear will be credited to the cash accounts of Euroclear participants in accordance with the Euroclear terms and conditions, to the extent received by the Euroclear operator and by Euroclear.

Clearstream Luxembourg is incorporated under the laws of Luxembourg as a professional depository. Clearstream Luxembourg holds securities for Clearstream Luxembourg participants (as defined below) and facilitates the clearance and settlement of securities transactions between Clearstream Luxembourg participants through electronic book-entry changes in accounts of Clearstream Luxembourg participants, thereby eliminating the need for physical movement of certificates. Clearstream Luxembourg provides to Clearstream Luxembourg participants, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Clearstream Luxembourg interfaces with domestic markets in several countries. As a professional depository, Clearstream Luxembourg is subject to regulation by the Luxembourg Monetary Institute. Clearstream Luxembourg participants are recognized financial institutions around the world, including underwriters, securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations and may include the initial purchasers (“Clearstream Luxembourg participants”). Indirect access to Clearstream Luxembourg is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Clearstream Luxembourg participant either directly or indirectly.

Payments with respect to the notes held beneficially through Clearstream Luxembourg will be credited to cash accounts of Clearstream Luxembourg participants in accordance with its rules and procedures, to the extent received by Clearstream Luxembourg.

Although DTC, Euroclear and Clearstream Luxembourg have agreed to the foregoing procedures in order to facilitate transfers of interests in the global certificates among participants of DTC, Euroclear and Clearstream Luxembourg, they are under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. We will not have any responsibility for the performance by DTC, Euroclear or Clearstream Luxembourg or their respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Transfer or Exchange from Global Notes to Certificated Notes

We will issue physical certificates, or Certificated Notes, to holders of beneficial interests in a Global Note, or their nominees, if:

•	DTC notifies us that it is unwilling or unable to continue as depositary and we are unable to locate a qualified successor within 90 days or if at any time DTC, or any successor depositary, ceases to be a “clearing agency” under the Securities Exchange Act of 1934;

•	an event of default or a default occurs under the indenture; or

•	we decide in our sole discretion to terminate the book-entry system through DTC.

If we issue Certificated Notes in exchange for beneficial interests in a Global Note, the trustee will notify all holders through DTC participants of the availability of these Certificated Notes. Upon surrender by DTC of the definitive global note representing the series of notes and receipt of instructions for reregistration, the trustee will reissue the notes in certified form to holders or their nominees.

Although DTC has agreed to the following procedures in order to facilitate transfers of interests in the Global Notes among participants of DTC, it is under no obligation to perform or continue to perform these procedures, and these procedures may be discontinued at any time. None of Susquehanna, the trustee or any of their respective agents will have any responsibility for the performance by DTC of its obligations under the rules and procedures governing their operations.

EXCHANGE OFFER; REGISTRATION RIGHTS

We have agreed pursuant to a registration rights agreement with the initial purchasers of the outstanding notes, for the benefit of the holders of the outstanding notes, that we will, at our cost:

•	file a registration statement relating to a registered exchange offer, referred to as the exchange offer throughout this prospectus, for the notes with the SEC on or prior to the 120th day after the date that the notes are first issued;

•	use our reasonable best efforts to cause the SEC to declare the exchange offer registration statement effective under the Securities Act no later than the 210th day after the notes are first issued;

•	use our reasonable best efforts to cause this registration statement to remain effective until the closing of the exchange offer; and

•	use our reasonable best efforts to complete the exchange offer no later than 45 days after the exchange offer registration statement becomes effective.

Once the registration statement that this prospectus is a part of is declared effective, we will offer to all holders of outstanding notes who are legally eligible to participate in the exchange offer the opportunity to exchange their outstanding notes for exchange notes. We will keep the exchange offer open for at least 20 business days (or longer, if required by applicable law or otherwise extended by us, at our option) after the date notice of the exchange offer is mailed to the holders of the outstanding notes.

Under existing interpretations of the Securities Act by the staff of the SEC contained in several no-action letters to third parties, and subject to the immediately following sentence, we believe that the exchange notes would generally be freely transferable by holders after the exchange offer without further registration under the Securities Act (subject to certain representations required to be made by each holder of notes, as set forth below). However, any purchaser of notes who is one of our “affiliates,” who intends to participate in the exchange offer for the purpose of distributing the exchange notes or who is a broker-dealer who purchased notes from us to resell pursuant to Rule 144A or any other available exemption under the Securities Act (1) will not be able to rely on the interpretations of the staff of the SEC, (2) will not be able to tender its notes in the exchange offer and (3) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any sale or transfer of the notes unless that sale or transfer is made pursuant to an exemption from these requirements.

If you wish to exchange your outstanding notes for exchange notes in the exchange offer, you will be required to make certain representations. These representations include that:

•	any exchange notes to be received by you will be acquired in the ordinary course of your business;

•	you have no arrangement or understanding with any person to participate in the distribution of the notes or exchange notes;

•	you are not our “affiliate” (as defined in Rule 405 under the Securities Act);

•	if you are not a broker-dealer, you are not engaged in and do not intend to engage in, the distribution of the exchange notes;

•	if you are a broker-dealer, you will receive exchange notes for your own account in exchange for outstanding notes that were acquired as a result of market-making activities or other trading activities and that you will deliver a prospectus in connection with any resale of these exchange notes; and

•	you are not acting on behalf of any person who could not truthfully make the foregoing representations.

In addition, in connection with any resales of exchange notes, any broker-dealer, referred to as a Participating Broker- Dealer, that acquired the outstanding notes for its own account as a result of market-making or other trading activities must deliver a prospectus meeting the requirements of the Securities Act. The SEC has taken the position that Participating Broker-Dealers may fulfill their prospectus delivery requirements with respect to the exchange notes (other than a resale of an unsold allotment from the original sale of the notes) with this prospectus. We will agree to make available for a period ending on the earlier to occur of (1) the date when all exchange notes held by Participating Broker-Dealers have been sold and (2) 210 days after consummation of the exchange offer, a prospectus meeting the requirements of the Securities Act to any Participating Broker-Dealer and all other persons, if any, with similar prospectus delivery requirements, for use in connection with any resale of exchange notes. A Participating Broker-Dealer or any other person that delivers such a prospectus to purchasers in connection with such resales will be subject to certain of the civil liability provisions under the Securities Act and will be bound by the provisions of the Registration Rights Agreement (including certain indemnification rights and obligations thereunder).

Shelf Registration

We may be required to file a shelf registration statement to permit certain holders of Registrable Notes (as defined below) who were not eligible to participate in the exchange offer to resell the Registrable Notes periodically without being limited by the transfer restrictions.

We will only be required to file a shelf registration statement if:

•	after the date the outstanding notes are issued, there is a change in law or applicable interpretations of the law by the staff of the SEC and, as a result, we are not permitted to effect the exchange offer as contemplated by the Registration Rights Agreement; or

•	(a) the exchange offer registration statement is not declared effective within 210 days after the date the outstanding notes were issued or (b) the exchange offer is not consummated within 45 days after the exchange offer registration statement is declared effective, but we may terminate this shelf registration statement at any time, without penalty, if the exchange offer is consummated.

If a shelf registration statement is required, we will:

•	file the shelf registration statement with the SEC no later than (a) the 210th day after the date the outstanding notes are first issued or (b) the 90th day after that filing obligation arises, whichever is later;

•	use our reasonable best efforts to cause the shelf registration statement to be declared effective by the SEC in no event later than the 255th day after the outstanding notes are first issued; and

•	use our reasonable best efforts to keep the shelf registration statement continuously effective for a period of two years after the latest date on which any outstanding notes are originally issued or, if earlier, until all the Registrable Notes covered by the shelf registration statement are sold thereunder, become eligible for resale pursuant to Rule 144(k) under the Securities Act or cease to be Registrable Notes.

Notwithstanding the foregoing, during any 365-day period we may, by notice to holders of Registrable Notes, suspend the availability of a shelf registration statement and the use of the related prospectus for up to two periods of up to 45 consecutive days each but not more than an aggregate of 90 days during any 365-day period if:

•	such action is required by applicable law;

•	such action is taken by us in good faith and for valid business reasons, including the acquisition or divestiture of assets or a material corporate transaction or event; or

•	the happening of any event or the discovery of any fact that makes any statement made in the shelf registration statement or the related prospectus untrue in any material respect or constitutes an omission to state a material fact in the shelf registration statement or the related prospectus.

Each holder of Registrable Notes will be required to discontinue disposition of Registrable Notes pursuant to the shelf registration statement upon receipt of notice from us.

The shelf registration statement will permit only certain holders to resell their outstanding notes from time to time. In particular, these holders must:

•	provide certain information in connection with the shelf registration statement; and

•	agree in writing to be bound by all provisions of the Registration Rights Agreement (including certain indemnification obligations).

A holder who sells outstanding notes pursuant to the shelf registration statement will be required to be named as a selling security holder in the related prospectus and to deliver a copy of the prospectus to purchasers. If we are required to file a shelf registration statement, we will provide to each holder of outstanding notes copies of the prospectus that is a part of the shelf registration statement and notify each of these holders when the shelf registration statement becomes effective. These holders will be subject to certain of the civil liability provisions under the Securities Act in connection with those sales, and will be bound by the provisions of the Registration Rights Agreement which are applicable to these holders (including certain indemnification obligations).

Additional Interest

If a Registration Default (as defined below) occurs, then we will be required to pay additional interest to each holder of Registrable Notes. During the first 90-day period that a Registration Default occurs and is continuing, we will pay additional interest on the Registrable Notes at a rate of 0.25% per annum. If a Registration Default occurs and continues for a period of more than 90 days, then the amount of additional interest we are required to pay on the Registrable Notes will increase effective from the 91st day, in such period by an additional 0.25% per annum until all Registration Defaults have been cured. However, in no event will the rate of additional interest exceed 0.50% per annum. Such additional interest will accrue only for those days that a Registration Default occurs and is continuing. All accrued additional interest will be paid to the holders of the outstanding notes in the same manner as interest payments on the outstanding notes, with payments being made on the interest payment dates for outstanding notes. Following the cure of all Registration Defaults, no more additional interest will accrue unless a subsequent Registration Default occurs. Additional interest will not be payable on any notes other than Registrable Notes.

You will not be entitled to receive any additional interest on any Registrable Notes if you were, at any time while the exchange offer was pending, eligible to exchange, and did not validly tender, your Registrable Notes for exchange notes in the exchange offer.

A “Registration Default” would occur if:

•	we fail to file the exchange offer registration statement on or prior to the 120th day after the date that the notes are first issued;

•	the exchange offer registration statement is not declared effective by the SEC on or prior to the 210th day after the outstanding notes are first issued;

•	we fail to complete the exchange offer on or prior to 45 days after the exchange offer registration statement becomes effective; or

•	the shelf registration statement is declared effective but thereafter ceases to be effective or usable in connection with resales of the outstanding notes during the periods specified in the Registration Rights Agreement, except as a result of the exercise by us of our right to suspend use of the shelf registration statement and the related prospectus as described under “—Shelf Registration” above.

“Registrable Notes” means the outstanding notes; provided, however, that any outstanding notes shall cease to be Registrable Notes when (1) a registration statement with respect to those outstanding notes has been declared effective under the Securities Act and those notes have been disposed of pursuant to the registration statement, (2) those outstanding notes have been sold to the public pursuant to Rule 144 (or any similar provision then in force, but not Rule 144A) under the Securities Act, (3) those outstanding notes have ceased to be outstanding or (4) those outstanding notes have been exchanged for exchange notes which have been registered pursuant to the exchange offer registration statement upon consummation of the exchange offer, subject, in the case of this clause (4), to certain exceptions.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

The following is a summary of certain United States federal income tax consequences relating to the exchange of the outstanding notes for the exchange notes pursuant to the exchange offer and the ownership and disposition of the exchange notes. This summary does not purport to be a complete analysis of all potential tax considerations relating thereto. This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, administrative pronouncements, judicial decisions and existing and proposed regulations, all as currently in effect and all of which are subject to change, possibly with retroactive effect.

This summary applies only to a holder of an exchange note who acquired an outstanding note at the initial offering for money and who acquires an exchange note in exchange for such outstanding note in the exchange offer. This summary does not address the tax consequences to subsequent purchasers of the notes and is limited to persons who hold the exchange notes as capital assets within the meaning of Section 1221 of the Code. This summary does not discuss all aspects of United States federal income taxation that may be relevant to holders in light of their special circumstances or to holders subject to special tax rules (such as banks, financial institutions, insurance companies, tax-exempt organizations, dealers in securities or currencies, traders in securities who elect to apply a mark-to-market method of accounting for tax purposes, persons who hold the notes through a partnership or other pass-through entity, persons subject to alternative minimum tax, persons holding the notes as a part of a hedge, straddle, conversion, constructive sale or other integrated transaction, or persons whose functional currency is not the United States dollar). This summary also does not discuss any tax consequences arising under the United States federal estate and gift tax laws or the laws of any state, local, foreign or other taxing jurisdiction.

This summary of certain United States federal income tax consequences is for general information only and is not tax advice. You are urged to consult your own tax advisor regarding the application of United States federal income tax laws to your particular situation and the consequences of federal estate and gift tax laws and the laws of any state, local, foreign or other taxing jurisdiction.

As used in this summary, the term “United States holder” means a beneficial owner of an exchange note that is for United States federal income tax purposes (i) a citizen or resident of the United States, (ii) a corporation (including an entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States or any state, (iii) an estate the income of which is subject to United States federal income tax regardless of its source, or (iv) a trust, if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or if a valid election is in place to treat the trust as a United States person.

As used in this summary, the term “non-United States holder” means a beneficial owner of a note that is a non-resident alien or a corporation, estate or trust that is not a United States holder.

Exchange of Outstanding Notes Pursuant to the Exchange Offer

A holder of outstanding notes will not recognize any taxable gain or loss on the exchange of the outstanding notes for exchange notes pursuant to the exchange offer and the holder will have the same adjusted tax basis and holding period in the exchange notes as such holder had in the corresponding outstanding notes immediately prior to the exchange.

Tax consequences to United States holders

The following discussion applies only to United States holders.

Interest payments on the notes

Interest on the exchange notes generally will be taxable as ordinary income at the time the interest accrues or is received in accordance with a holder’s regular method of accounting for United States federal income tax purposes.

Sale, exchange, retirement, redemption or other taxable disposition of the exchange notes

A holder of an exchange note will recognize gain or loss upon the sale, redemption, retirement or other taxable disposition of the exchange note equal to the difference between (i) the amount of cash and the fair market value of any property received (less an amount attributable to any accrued interest not previously included in income, which will be taxable as ordinary income) and (ii) the holder’s adjusted tax basis in the exchange note. Any gain or loss recognized by a holder on the disposition of an exchange note generally will be capital gain or loss and will be long-term capital gain or loss if the holder’s holding period is more than one year. Long-term capital gain recognized by an individual investor generally will be subject to reduced rates of taxation.

United States federal income tax consequences to non-United States holders

The following discussion applies only to non-United States holders. This discussion does not address all aspects of United States federal income taxation that may be relevant to such non-United States holders in light of their special circumstances. For example, special rules may apply to a non-United States holder that is a “controlled foreign corporation,” “passive foreign investment company” or “foreign personal holding company,” and such holders should consult their own tax advisors to determine the United States federal, state, local and other tax consequences that may be relevant to them.

Interest payments on the notes

Subject to the discussion below concerning effectively connected income and backup withholding, the 30% United States federal withholding tax should not apply to any payment of interest on the exchange notes which is not effectively connected to a holder’s conduct of a trade or business in the United States provided that: (i) the holder does not own, actually or constructively, 10% or more of the total combined voting power of all classes of our stock entitled to vote; (ii) the holder is not a controlled foreign corporation related to us through actual or constructive stock ownership; (iii) the holder is not a bank whose receipt of interest on an exchange note is described in Section 881(c)(3)(A) of the Code; and (iv) either (a) the holder provides the holder’s name and address on an IRS Form W-8BEN (or other applicable form) and certifies, under penalty of perjury, that the holder is not a United States person, (b) a securities clearing organization, bank or other financial institution holding the exchange notes on the holder’s behalf certifies, under penalty of perjury, that it has received an IRS Form W-8BEN (or other applicable form) from the beneficial owner and provides a copy or, (c) in the case of certain foreign intermediaries, other certification requirements are satisfied under the applicable Treasury regulations. Special certification requirements apply to certain non-United States holders that are entities rather than individuals.

If a holder cannot satisfy the requirements described above, payments of interest made to the holder will be subject to the 30% United States federal withholding tax, unless the holder qualifies for a reduced rate of withholding under a tax treaty or the payments are exempt from withholding because they are effectively connected with the holder’s conduct of a trade or business in the United States, and the holder satisfies the applicable certification and disclosure requirements. In order to claim a reduction in or exemption from the 30% withholding tax under an applicable tax treaty, a holder must provide a properly executed IRS Form W-8BEN (or a suitable substitute form). In order to claim that the interest payments are exempt from the withholding tax because they are effectively connected with the holder’s conduct of a trade or business in the United States, the holder must provide an IRS Form W-8ECI (or a suitable substitute form).

Sale, exchange, retirement, redemption or other taxable disposition of the notes

Subject to the discussion below concerning effectively connected income and backup withholding, a holder will generally not be subject to United States federal income tax on any gain realized on the sale, exchange, retirement or other taxable disposition of an exchange note unless the holder is an individual who is present in the United States for at least 183 days during the year of disposition of the exchange note and other conditions are satisfied.

Effectively connected income

If a holder is engaged in a trade or business in the United States and the holder’s investment in an exchange note is effectively connected with such trade or business, the holder will be exempt from the 30% withholding tax on interest (provided a certification requirement, generally on IRS Form W-8ECI, is met), but will instead generally be subject to regular United States federal income tax on a net income basis on any interest and gain with respect to the exchange notes in the same manner as if the holder were a United States holder. In addition, if the holder is a foreign corporation, the holder may be subject to a branch profits tax of 30% (or the lower rate provided by an applicable income tax treaty) of the holder’s earnings and profits for the taxable year that are effectively connected with the holder’s conduct of a trade or business in the United States. If a holder is eligible for the benefits of a tax treaty, any effectively connected income or gain generally will be subject to United States federal income tax only if it is also attributable to a permanent establishment maintained by the holder in the United States.

Information reporting and backup withholding

Information reporting requirements generally will apply to certain payments to a United States holder of interest and principal on, and proceeds received from the sale of an exchange note, unless the holder is an exempt recipient, such as a corporation. In addition, backup withholding, currently set at a rate of 28%, may apply to such payments or proceeds if the United States holder fails to furnish the payor with a correct taxpayer identification number or other required certification or if it has been notified by the IRS that it is subject to backup withholding for failing to report interest or dividends required to be shown on the holder’s federal income tax returns.

In general, a non-United States holder will not be subject to backup withholding with respect to interest or principal payments on the exchange notes if such holder has provided the information and certification described above under “—United States federal income tax consequences to non-United States holders—Interest payments on the notes” and the payor does not have actual knowledge or reason to know that such holder is a United States person. In addition, a non-United States holder will not be subject to backup withholding with respect to the proceeds of the sale of an exchange note made within the United States or conducted through certain United States financial intermediaries if the payor receives the information and certification described above and does not have actual knowledge or reason to know that such holder is a United States person, or such holder otherwise establishes an exemption. Non-United States holders should consult their tax advisors regarding the application of information reporting and backup withholding in their particular situations, the availability of exemptions and the procedure for obtaining such exemptions, if available.

Backup withholding is not an additional tax, and amounts withheld as backup withholding will be allowed as a refund or credit against a holder’s United States federal income tax liability, provided that the required information is furnished to the IRS.

PLAN OF DISTRIBUTION

Each broker-dealer that receives exchange notes for its own account under the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of those notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer for resales of exchange notes received in exchange for outstanding notes that had been acquired as a result of market-making or other trading activities. We have agreed that, for a period of 180 days after the expiration date of the exchange offer, we will make this prospectus, as it may be amended or supplemented, available to any broker-dealer for use in connection with any such resale. Any broker-dealers required to use this prospectus and any amendments or supplements to this prospectus for resales of the exchange notes must notify us of this fact by checking the box on the letter of transmittal requesting additional copies of these documents.

Notwithstanding the foregoing, we are entitled under the registration rights agreements to suspend the use of this prospectus by broker-dealers under specified circumstances. For example, we may suspend the use of this prospectus if:

•	the SEC or any state securities authority requests an amendment or supplement to this prospectus or the related registration statement or additional information;

•	the SEC or any state securities authority issues any stop order suspending the effectiveness of the registration statement or initiates proceedings for that purpose;

•	we receive notification of the suspension of the qualification of the exchange notes for sale in any jurisdiction or the initiation or threatening of any proceeding for that purpose;

•	the suspension is required by law; or

•	an event occurs which makes any statement in this prospectus untrue in any material respect or which constitutes an omission to state a material fact in this prospectus.

If we suspend the use of this prospectus, the 180-day period referred to above will be extended by a number of days equal to the period of the suspension.

We will not receive any proceeds from any sale of exchange notes by broker-dealers. Exchange notes received by broker-dealers for their own account under the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on those notes or a combination of those methods, at market prices prevailing at the time of resale, at prices related to prevailing market prices or at negotiated prices. Any resales may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from the selling broker-dealer or the purchasers of the exchange notes. Any broker-dealer that resells exchange notes received by it for its own account under the exchange offer and any broker or dealer that participates in a distribution of the exchange notes may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit on any resale of exchange notes and any commissions or concessions received by these persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

We have agreed to pay all expenses incidental to the exchange offer other than commissions and concessions of any broker or dealer and will indemnify holders of the notes, including any broker-dealers, against certain liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

Certain legal matters with respect to the validity of the notes will be passed upon for us by Morgan, Lewis & Bockius LLP, Philadelphia, Pennsylvania.

EXPERTS

The consolidated financial statements incorporated in this prospectus by reference to our Annual Report on Form 10-K for the year ended December 31, 2003 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent registered public accountants, given on the authority of said firm as experts in auditing and accounting.

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

All tendered outstanding securities, executed letters of transmittal and other related documents should be directed to the exchange agent at the numbers and address below.

The exchange agent for the exchange offer is:

J.P. Morgan Trust Company, National Association

For Information Call: 1-800-275-2048

By Registered or Certified Mail:	By Overnight Courier:	By Hand Before 4:30 p.m.:	By Facsimile Transmission (for Eligible Institutions only):
Institutional Trust Services P.O. Box 2320 Dallas, Texas 75221-2320 Attention: Reorg Department	Institutional Trust Services 2001 Bryan Street, 9th Floor Dallas, Texas 75201 Attention: Reorg Department	Institutional Trust Services 4 NY Plaza, 1st Floor Cics Unit Window New York, New York 10004	(214) 468-6494 Confirm by Telephone: (800) 275-2048

PROSPECTUS

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers.

Sections 1741 and 1742 of the Pennsylvania Business Corporation Law of 1988, as amended, or the BCL, provide that a business corporation may indemnify directors and officers against liabilities they may incur as such provided that the particular person acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. In the case of actions against a director or officer by or in the right of the corporation, the power to indemnify extends only to expenses (not judgments and amounts paid in settlement) and such power generally does not exist if the person otherwise entitled to indemnification shall have been adjudged to be liable to the corporation unless it is judicially determined that, despite the adjudication of liability but in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnification for specified expenses. Under Section 1743 of the BCL, the corporation is required to indemnify directors and officers against expenses they may incur in defending actions against them in such capacities if they are successful on the merits or otherwise in the defense of such actions. Under Section 1745 of the BCL, a corporation may pay the expenses of a director or officer incurred in defending an action or proceeding in advance of the final disposition thereof upon receipt of an undertaking from such person to repay the amounts advanced unless it is ultimately determined that such person is entitled to indemnification from the corporation. Article XIV of Susquehanna’s Amended and Restated Bylaws (“Article XIV”) provides indemnification of directors, officer and other agents of Susquehanna and advancement of expenses to the extent otherwise permitted by Sections 1741, 1742 and 1745 of the BCL.

Section 1746 of the BCL grants a corporation broad authority to indemnify its directors, officers and other agents for liabilities and expenses incurred in such capacity, except in circumstances where the act giving rise to the claim for indemnification is determined by a court to have constituted willful misconduct or recklessness. Pursuant to the authority of Section 1746 of the BCL, Susquehanna has also entered into employment agreements with certain principal officers which also provide for indemnification in connection with the performance of their offices.

Article XIV conditions any indemnification or advancement of expenses upon a determination, made in accordance with the procedures specified in Section 1744 of the BCL, by Susquehanna’s directors or shareholders that indemnification or advancement of expenses is proper because the director or officer met the standard of conduct set forth in Section 1741 or 1742 of the BCL, as applicable.

As authorized by Section 1747 of the BCL and Article XIV, Susquehanna maintains, on behalf of its directors and officers, insurance protection against certain liabilities arising out of the discharge of their duties, as well as insurance covering Susquehanna for indemnification payments made to its directors and officers for certain liabilities. The premiums for such insurance are paid by Susquehanna.

Item 21. Exhibits and Financial Statement Schedules.

Exhibit No.	Description
4.1	Indenture dated as of November 4, 2002 by and between Susquehanna Bancshares, Inc., and J.P. Morgan Trust Company, National Association. Incorporated by reference to Exhibit 4.1 to Susquehanna’s Registration Statement on Form S-4, File No. 333-102265.

4.2	Supplemental Indenture dated as of May 3, 2004 by and between Susquehanna Bancshares, Inc. and J.P. Morgan Trust Company, National Association relating to the 4.75% fixed rate/floating rate subordinated notes due 2014. Incorporated by reference to Exhibit 4.1 to Susquehanna’s quarterly report on Form 10-Q for the quarter ended June 30, 2004.

4.3	Form of Global Note relating to the 4.75% fixed rate/floating rate subordinated notes due 2014. Incorporated by reference to Exhibit 4.2 to Susquehanna’s quarterly report on Form 10-Q for the quarter ended June 30, 2004.

4.4	Registration Rights Agreement dated as of May 3, 2004 by and among Susquehanna Bancshares, Inc., and Keefe Bruyette & Woods Inc. and Sandler O’Neill & Partners, L.P. Incorporated by reference to Exhibit 4.3 to Susquehanna’s quarterly report on Form 10-Q for the quarter ended June 30, 2004.

5.1+	Opinion of Morgan, Lewis & Bockius LLP.

12.1+	Statements re computation of ratios.

23.1	Consent of PricewaterhouseCoopers LLP.

23.2+	Consent of Morgan, Lewis & Bockius LLP (included in its opinion filed as Exhibit 5.1 hereto).

24.1+	Powers of Attorney (included on the signature page of this Registration Statement).

25.1+	Statement of Eligibility of Trustee on Form T-1.

99.1	Form of Letter of Transmittal.

99.2	Form of Notice of Guaranteed Delivery.

99.3	Form of Letter to brokers, dealers, commercial banks, issuer companies and other nominees.

99.4	Form of Letter from brokers, dealers, commercial banks, issuer companies and other nominees to their Clients.

+	Previously filed.

Item 22. Undertakings.

(a) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, or the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, or the Exchange Act, (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(d) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Amendment No. 1 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Lititz, Pennsylvania, on September 24, 2004.

SUSQUEHANNA BANCSHARES, INC.

By:	/s/ DREW K. HOSTETTER
Drew K. Hostetter Executive Vice President, Treasurer and Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 1 to Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

* William J. Reuter	Chairman, President and Chief Executive Officer (principal executive officer)	September 24, 2004

/s/ DREW K. HOSTETTER Drew K. Hostetter	Executive Vice President, Treasurer and Chief Financial Officer (principal financial and accounting officer)	September 24, 2004

* Wayne E. Alter, Jr.	Director	September 24, 2004

* James G. Apple	Director	September 24, 2004

* James A. Bentley, Jr.	Director	September 24, 2004

* John M. Denlinger	Director	September 24, 2004

* Chloé R. Eichelberger	Director	September 24, 2004

Signature	Title	Date

* Owen O. Freeman, Jr.	Director	September 24, 2004

* Henry H. Gibbel	Director	September 24, 2004

* T. Max Hall	Director	September 24, 2004

* Bruce A. Hepburn	Director	September 24, 2004

* Russell J. Kunkel	Director	September 24, 2004

* Guy W. Miller, Jr.	Director	September 24, 2004

* Susan E. Piersol	Director	September 24, 2004

* M. Zev Rose	Director	September 24, 2004

* Roger V. Wiest	Director	September 24, 2004

* William B. Zimmerman	Director	September 24, 2004

*By:	/s/ DREW K. HOSTETTER
Drew K. Hostetter Attorney-in-fact

Index to Exhibits

Exhibit No.	Description
4.1	Indenture dated as of November 4, 2002 by and between Susquehanna Bancshares, Inc., and J.P. Morgan Trust Company, National Association. Incorporated by reference to Exhibit 4.1 to Susquehanna’s Registration Statement on Form S-4, File No. 333-102265.

4.2	Supplemental Indenture dated as of May 3, 2004 by and between Susquehanna Bancshares, Inc. and J.P. Morgan Trust Company, National Association relating to the 4.75% fixed rate/floating rate subordinated notes due 2014. Incorporated by reference to Exhibit 4.1 to Susquehanna’s quarterly report on Form 10-Q for the quarter ended June 30, 2004.

4.3	Form of Global Note relating to the 4.75% fixed rate/floating rate subordinated notes due 2014. Incorporated by reference to Exhibit 4.2 to Susquehanna’s quarterly report on Form 10-Q for the quarter ended June 30, 2004.

4.4	Registration Rights Agreement dated as of May 3, 2004 by and among Susquehanna Bancshares, Inc., and Keefe Bruyette & Woods Inc. and Sandler O’Neill & Partners, L.P. Incorporated by reference to Exhibit 4.3 to Susquehanna’s quarterly report on Form 10-Q for the quarter ended June 30, 2004.

5.1+	Opinion of Morgan, Lewis & Bockius LLP.

12.1+	Statements re computation of ratios.

23.1	Consent of PricewaterhouseCoopers LLP.

23.2+	Consent of Morgan, Lewis & Bockius LLP (included in its opinion filed as Exhibit 5.1 hereto).

24.1+	Powers of Attorney (included on the signature page of this Registration Statement).

25.1+	Statement of Eligibility of Trustee on Form T-1.

99.1	Form of Letter of Transmittal.

99.2	Form of Notice of Guaranteed Delivery.

99.3	Form of Letter to brokers, dealers, commercial banks, issuer companies and other nominees.

99.4	Form of Letter from brokers, dealers, commercial banks, issuer companies and other nominees to their Clients.

+	Previously filed.